
07051041



Haverty Furniture Companies, Inc.

2006 Annual Report

Enduring Strength


Enduring Legacy
Rawson Haverty, Sr.
1920-2007

Table of Contents

Dear Fellow Stockholders:

We begin this year's letter by noting the loss of Rawson Haverty, Sr., Chairman Emeritus, in January of this year. Mr. Haverty's furniture education began as a young boy learning as his father, Clarence Haverty and grandfather, J.J. Haverty, the Company's founder discussed the current trends and issues. When he became President and CEO in 1955, Rawson Haverty led the Company through a number of key periods: moving the stores from traditional downtown shopping areas to the suburbs, spearheading a secondary stock offering to raise capital for expansion, and advancing the use of technology in our business. He will long be remembered as a man of great vision and success in business, civic and charitable endeavors, but more importantly, he will be remembered as a man of wonderful competitive spirit, generosity, and absolute integrity. Rawson Haverty, Sr. dedicated much of his life to our company. We will work hard to honor his dedication and grow the company he loved.



l. Clarence H. Smith,
President & Chief Executive Officer

r. Clarence H. Ridley,
Chairman of the Board

2006

The furniture industry's state of turmoil continues to create challenges and opportunities. As more of the furniture sold in this country is manufactured in Asia, domestic factories are closing and former U.S. manufacturing companies are attempting to grow their retail store networks or franchises. The lower cost foreign products have created opportunities to provide additional value at the same price points as domestically produced merchandise but have also generated widespread discounting and the devaluing of furniture in the minds of some consumers. This issue combined with the difficult economic climate for housing and home furnishings and the postponeable nature of big ticket purchases is providing the final push to the exit for many retailers.

During this time we have been positioning Havertys to connect more closely with our customer. We have had direct contact with the furniture consumer for over 120 years and we value that relationship. Our reputation for providing stylish home furnishings at a value is not one crafted by clever advertising, nor bought with deep discounts and marketing hype. It has been established by decade after decade of commitment to value, service and fashion. Over the years, customers have learned they can trust Havertys. To ensure that we continue to understand and meet our customers' needs we conducted extensive market research on what factors they consider important in the furniture purchasing process. Many of our strategic initiatives address these concerns and will strengthen and grow our customer base as we help our customers fulfill their desires to have a warm and inviting home.



Strength in Customer Loyalty.

Our customer research also addressed Havertys brand recognition. While we scored very high, it was suggested that we could benefit from a longer term advertising campaign with a focused theme and emotional connection. We launched the "HAVE" series in the last quarter of 2006. The campaign includes a variety of commercials with the same background music and similar "HAVE" themes and is incorporated into our print ads, catalogs and truck side panels.

We believe that the right tools for critical areas of our business can make a tremendous impact on our efficiency and profitability. Our supply chain team uses tracking, analytical and forecasting tools in the decision making process for increasing or slowing the rate of purchases based on current business conditions. Having better-selling product on hand increases our sales closing productivity, and minimizing slower selling merchandise reduces clearance sales. Our warehousing and delivery systems assist us in maintaining close control of our inventory and setting optimal delivery routes. Our service center representatives make pre-delivery day calls to confirm the scheduled date, time and merchandise and after each delivery a follow-up call to inquire as to the customer's satisfaction.

We launched analytical tools that mine the volumes of our transactional data using a series of browser based applications with a common portal called HVTnet. These tools have allowed insight into our business that formerly we did not have. Our associates in the field can access real-time information on sales analysis, current and planned advertising and promotions, product specifications, and tracking of their individual performance against their goals.

Our measured store expansion strategy continued in 2006. We entered two new markets in Florida, Port Charlotte and Ft. Lauderdale. In our two largest markets we strengthened our presence with an additional store in Atlanta and a replacement store in Dallas and we added a store in Cincinnati, one of our newer markets. We also closed three of our older stores, resulting in a net increase of 1.5% or approximately 64,000 selling square feet.

Financial Results

Total sales increased 3.8% in 2006 and comparable store sales grew 1.8% over 2005. We began the year with sales relatively even with the prior year. Sales in the second and third quarters were very strong with a noticeable decline in business after Labor Day that continued through the fourth quarter.

Our proprietary merchandise continues to be an integral part of our profitability. We are working with a limited number of the best manufacturers and designers that produce stylish, quality merchandise enabling us to sell at better gross margins than in prior years. Gross profit improved to 49.6% of net sales for 2006, an increase from 47.8% in 2005 and 48.3% in 2004. Approximately 70% of our current furniture selections are imported. To meet the challenge







Rich carvings, romantic curves and luxurious chenille define the comfortable style of our Victorian-inspired Adriana collection.

generated by product ordered months in advance which arrives by the container load after traveling thousands of miles, we expanded our main distribution center in early 2006 to increase receiving and warehouse capacity. Our warehousing infrastructure allows us to maintain sufficient stocking levels for delivery to our customers within days not weeks, which is an important competitive advantage.



Hand-laid and bookmatched okoume veneers, Arabesque accents, brass bail pulls and dovetail joinery mark the fine craftsmanship of our Empress secretary.

Our selling, general and administrative costs increased to 47.1% of net sales in 2006 from 45.6% in 2005. We incurred greater costs associated with the third-party financing of customer purchases using programs with longer free interest periods and for delivery expenses. The shortfall in planned sales made it very difficult to leverage our fixed occupancy and administrative costs.

Our pre-tax profits increased 8.8% from the prior year and diluted earnings per share increased 6.1% to $0.70 per share. We continued our long tradition of paying dividends, and for the 30th consecutive year increased the amount paid.

2007 Outlook

The current year is likely to be more challenging than 2006, especially in the first half. The economic forecasts for two historical drivers of our industry, housing and mortgage rates, are not very optimistic and have been confirmed by current business trends. We are reviewing our pricing and other promotional offers and expect to increase their attractiveness to the consumer. Our advertising campaign will also highlight these offers more often than in our past presentations, while continuing to build on our Havertys branding efforts.

We are steadily working to increase the number of products that we purchase direct from Asian manufacturers without the use of agents. During 2006, approximately 6% of our purchases were made based on designs that we helped develop and worked with manufacturers for exclusive production without "middle-men." Our current merchandise line up for 2007 is based on increasing that level three-fold. We are working with our vendors to have them warehouse more of our products in Asia. This will help us maintain an optimal level of inventory given the long lead times from order placement with our supplier to receipt of the merchandise.

Our costs are being closely scrutinized and reductions in several areas are being made. Regional and departmental management have been challenged to analyze their cost responsibilities and make adjustments as able. We have carefully reviewed our warehouse and distribution functions and are scaling our operations accordingly. We are making changes in personnel allocations and in delivery timetables and routing.


Strength in the Details.


Strength in Execution.

Current expansion plans are focused on locations in more densely populated markets within our existing distribution footprint to leverage costs. Our plans for 2007 include opening five to six stores and increasing square footage by approximately 4.0%. Most of these locations will be leased and our anticipated capital expenditures for stores in 2007 are estimated to be less than $12 million. The opportunities for store locations is likely to rise sharply over the next two years as weak retailers are unable to withstand a prolonged decline in business.

We are investing in developing fully integrated cross-channel sales tools. This effort is primarily targeted on the transformation of our informational website to an e-commerce site. This site will be expanded so that we can build relationships with our customers by offering convenience in obtaining additional information about products, decorating, customer service, and the ability to purchase and schedule delivery on-line. Our chain-wide pricing will allow us to promote the same product and price to all customers and with our distribution system serve those within our footprint. This is a significant advantage over other furniture retailers that operate through a system of franchisees and those without dedicated distribution capabilities. We believe that an e-commerce site and the related selling capabilities that will extend to our catalogs will help us more fully realize the benefits of our continuing investments in distribution systems, brand building, and increase store sales.

The "best investment has been in our employees" is often used, but for Havertys this is critical. As Rawson Haverty often said, "At the point of contact with the customer, you are Havertys." Our sales associates are helping customers with very personal purchases and our delivery teams complete their work in their homes. We emphasize the importance of training by providing continuing education in such critical and diverse areas as product knowledge, safety and use of technology. We believe we have the finest team of retail specialists in the industry. From merchandising to delivery, every link in the chain is fine tuned and driven by our people. Every member of our team understands the importance of reducing costs, maximizing profits and increasing Havertys' value for its stockholders. Together, we look forward to facing the challenges of the year ahead with determination and confidence.



Clarence H. Ridley,
Chairman of the Board



Clarence H. Smith,
President & Chief Executive Officer


HAVERTYS


HAVE


HAVE
a block party
HAVERTYS

Fresh photography and crisp design create the look of our "Have" campaign, part of our brand-building launched in television, print and catalogs.

Financial Highlights:

(dollars in thousands, except per share data)	Years ended December 31, 2006	2005	2004
Operations Data			
Net sales	**$859,101**	$ 827,658	$ 784,162
Annual sales growth	**3.8%**	5.5%	5.3%
Comp-store sales growth	**1.8%**	1.8%	2.1%
Retail sq. ft. *(in thousands)*	**4,208**	4,144	4,068
Number of retail locations	**120**	118	117
Number of employees	**4,500**	4,400	4,300
Balance Sheet Data			
Working capital	**$ 94,690**	$ 90,369	$ 109,450
Total assets	**469,754**	463,052	471,581
Total debt	**50,449**	48,461	64,498
Stockholders' equity	**291,923**	279,270	272,258
Return on average equity	**5.6%**	5.5%	8.6%
Debt to total capital	**14.7%**	14.8%	19.2%
Per Share Data			
Diluted earnings per Common share	**$ 0.700**	$ 0.660	$ 0.980
Dividends per Common share	**$ 0.270**	$ 0.255	$ 0.250
Book value	**$ 12.75**	$ 12.27	$ 11.79
(in thousands)			
Weighted average Common shares outstanding - Diluted	**22,895**	22,767	23,083
Ending number of shares outstanding	**29,441**	29,215	29,133

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


SEC MAIL
RECEIVED
PROCESSING
APR 16 2007
WASH. D.C.
210
SECTION

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________

Commission file number: **1-1445**

HAVERTY FURNITURE COMPANIES, INC.

Maryland	**58-0281900**
(State of Incorporation)	(IRS Employer Identification Number)
780 Johnson Ferry Road, Suite 800 Atlanta, Georgia	**30342**
(Address of principal executive offices)	(Zip Code)

(404) 443-2900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock ($1.00 Par Value)	New York Stock Exchange, Inc.
Class A Common Stock ($1.00 Par Value)	

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Paragraph 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12B-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $290,817,970 (based on the closing sale prices of the registrant's two classes of common stock as reported by the New York Stock Exchange).

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding as of February 28, 2007
Common Stock, $1 par value per share	18,493,053 shares
Class A Common Stock, $1 par value per share	4,194,721 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held May 11, 2007	Part III

HAVERTYS FURNITURE COMPANIES, INC.

Annual Report on Form 10-K for the Year Ended December 31, 2006

PART I **Page**

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

Unless the context indicates otherwise, references to "Havertys," "the Company," "we," "us," and "our" refer to the consolidated operations of Haverty Furniture Companies, Inc. and its subsidiaries.

General

Havertys is a specialty retailer of residential furniture and accessories. We provide our customers with a wide selection of products and styles primarily in the middle to upper-middle price ranges. As an added convenience to our customers, we offer financing through an internal revolving charge credit plan as well as a third party finance company.

Havertys originated as a family business in 1885 in Atlanta, Georgia with one store and made deliveries using horse-drawn wagons. The Company grew to 18 stores and accessed additional capital for growth through its initial public offering in October 1929. Havertys has grown to 120 stores in 17 states in the Southern and Midwest regions. All of our stores are operated using the Havertys name and we do not franchise our stores. Based on 2005 revenues and as reported by *Furniture Today*, we were one of the top 10 largest specialty retailers of furniture in the country, and we believe that we are an effective and significant competitor in our markets.
We serve a target customer in the middle to upper-middle income ranges. Havertys has attracted this discriminating and demanding consumer by focusing on what we believe are the key elements of furniture retailing:

- convenient and appealing stores;
- targeted and complimentary advertising;
- knowledgeable and helpful sales associates;
- merchandise value and selection;
- timely delivery of purchases to our customers' homes; and
- availability of flexible and competitive financing.

At Havertys, the essential ingredient in all of the above is an overriding focus on customer service. We believe that these combine to generate substantial brand loyalty and repeat customer business.

Industry

The retail furniture industry does not have a dominant national retailer. Personal consumption expenditures on residential furniture, which includes mattresses, totaled $85.3 billion in 2005, yet the 25 largest furniture retailers account for only 22% of the sales. Individual local market retailers, larger multiple market operators, department stores, manufacturers' stores, "lifestyle" retailers and wholesale clubs are all competing for the consumers' business.

The industry is undergoing numerous fundamental changes resulting from increased availability of high quality, lower cost imports and the bankruptcy of several key retailers. These factors have caused larger domestic manufacturers to increase foreign sourcing, reduce capacity and pursue their own dedicated retail channel. The dramatic rise in quality imported product has created opportunities for struggling retailers to "price-down" their merchandise in an attempt to stimulate top-line growth which in turn leads to industry deflation and margin pressure. However, financing the increased level of imports has created pressure on a number of retailers. The increased levels of imports has also challenged the back-end of the retailing business as lead-times from the factories are significantly longer and shipment quantities are larger.

Most of the retail industry is subject to swings in the economic cycle. The retail furniture industry is particularly sensitive, given that home furnishings are a large and postponable purchase. We believe that the recent weakness in housing, consumer confidence, personal disposable income and rising interest rates, have negatively impacted sales. This has placed additional pressure on the weaker retailers and we expect there will be many that will be forced to exit the business.

Strategy

Our operating strategy is to offer quality merchandise selected and priced to appeal to our target customer, displayed attractively in well located stores. Our merchandise is primarily proprietary products branded Havertys, supplemented by key brands in the bedding category. Our sales associates are enabled by our store systems to provide our customers with a single source for service from product selection, credit approval and the setting of the delivery date. We believe that the quality of the merchandise we offer and our knowledgeable sales associates, coupled with the ability to deliver purchases within a short time-frame, are very important to our ability to maintain customer satisfaction.

We have made significant investments in our distribution infrastructure and believe that we can effectively flow products, particularly the increasing amount of imported goods, to our customer. We intend to leverage our investments in distribution facilities and store support infrastructure and maintain a steady pace of new store openings. The store support infrastructure includes our proprietary management information systems, training processes, merchandising capabilities and customer credit processes. Our expansion strategy is to move into new markets which have dense and favorable demographics matching our target customers.

Revenues

The following table sets forth the approximate percentage contributions by product or service to our gross revenues for the past three years:

	Year ended December 31,		
	2006	2005	2004
Merchandise:			
Living Room Furniture	47.6%	48.3%	48.7%
Bedroom Furniture	22.1	21.6	21.8
Dining Room Furniture	12.4	13.4	13.1
Bedding	9.8	9.3	9.4
Accessories and Other [(1)]	7.8	7.0	6.4
Credit Service Charges	0.3	0.4	0.6
	100.0%	100.0%	100.0%

(1) Including delivery charges and product protection.

Merchandising

A majority of the merchandise we carry bears the Havertys brand (Havertys Collections®). We also offer nationally well-known bedding product lines of Sealy, Serta and Tempur-Pedic. We have avoided utilizing lower quality, promotional price-driven merchandise favored by many national chains, which we believe gives Havertys a unique position for a large retailer.

We tailor our merchandise presentation to the needs and tastes of the local markets we serve. All five regional managers are included in our buying team, and their input allows us to present a product mix that is roughly 8 to 13 percent regionalized. This varietal mix allows us to offer more "coastal" or "western" or "urban" looks to the appropriate markets. We believe that this ability to tailor our merchandise and related advertising by markets is a significant competitive advantage.

Many retailers have been advertising aggressive sales promotions to stimulate business and increase their volume. We believe that this approach would negatively impact our "everyday low pricing" integrity with our customers over the longer term. Instead, we have used some promotional pricing during traditional sales events. Supplementing the pricing promotions, we also offer free-interest and deferred payment financing promotions.

The Havertys brand products were first introduced in 2000 to leverage our overall brand awareness with our customers. These items were developed initially with manufacturers whose names do not carry the same level of customer recognition as Havertys. These products are sold exclusively by us and are not promotionally priced but are a part of our complete merchandise mix. During 2004, we introduced a premium line to add additional offerings at the higher-end of our assortment. The number and breadth of products we offer in the Havertys Collections® was expanded during 2005. Substantially all of the merchandise that we offer today, with the exception of bedding and accessories, are Havertys' brand products.

The level of imported merchandise that we offer has increased during the past few years as the quality and consistency of the products have improved, Our current merchandise line selection is approximately 70% imported, with wood products or "case goods" representing 78% of these items, and upholstered goods comprising the remaining 22% of the total imports. Case goods are generally manufactured in Asia, and imported upholstery products are generally leather sofas imported primarily from Mexico and Asia. During 2003, we purchased our entire imported product mix through domestic manufacturers or agents and required many of these vendors to maintain a certain level of back-up inventory domestically. We tested and refined our supply chain systems as we transitioned in 2004 to receiving more goods that were not inventoried domestically, but still purchased through U.S. manufacturers or agents. The level of imported goods grew and the number of our container loads received increased from approximately 5,000 in 2004 to 6,500 in 2005 to 8,400 in 2006. We are currently working with select Asian manufacturers to increase the level of our "direct" import purchases in 2007. Although we do not expect to become a direct importer on all of our non-domestic goods, we believe that there are significant cost savings which we can obtain on certain products.

Although we have only an estimated 1% national market share of the highly fragmented furniture retail market, we are an important customer to the largest furniture manufacturers due to our financial strength, consistent track record of profitable and controlled growth and our reputable customer service. Our regional distribution infrastructure and growth potential provide opportunities to enhance our purchasing power with our suppliers. We purchased approximately 48% of our merchandise from 10 vendors in 2006. There are, however, numerous additional merchandise sources available to Havertys.

Distribution

We completed the implementation of our new distribution system in the second quarter of 2005. This system uses a combination of three distribution centers, three home delivery centers and approximately 14 local market cross-docks. This is in sharp contrast to the facilities in use at the beginning of 2002 of five regional warehouses and 46 local market warehouses. The distribution centers (DCs) are designed to shuttle prepped merchandise up to 250 miles for next day home deliveries, and serve cross-docks and home delivery centers within a 500-mile radius. The home delivery centers in turn provide service to markets within an additional 200 miles. Local market cross-docks process inventory in the same manner as a home delivery center but only serve a single outlying market.

The first phase of the transition included the consolidation of two regional warehouses into the Eastern DC in Braselton, Georgia during the third quarter of 2002, the opening of a home delivery center in northern Virginia and the closing of 22 local market warehouses over the subsequent nine months. During 2004, we closed our regional warehouse in Mississippi that had served the mid-south states and transferred service responsibility for this area to the Western DC in Dallas, Texas. We opened our new Florida DC in Lakeland, Florida in January 2005 and closed our regional warehouse in Florida. The expansion of our Eastern DC was completed in the first quarter of 2006.

The advantages of the new system include lower inventory levels and less warehouse space, assuming a comparable mix of imported and domestic products. This structure also enables us to enter new markets without adding local market warehouses. We also believe, that in the long term, fewer warehouse workers will be needed overall to operate under the new system. Along with these changes, customer service has been consolidated from the local markets to two call centers, where new phone and computer systems allow for easier access to delivery scheduling and follow up information.

We use technology to assist in maintaining an efficient supply chain. A forecasting system provides guidance on the ordering of merchandise, identifies products that have sales volumes that differ from expectations and provides recommended purchase order changes. A warehousing management system using radio frequency scanners tracks each piece of inventory in real time and allows for efficient scheduling and changing of the workflow. These systems assist us in maintaining close control of our inventory and meeting the delivery expectations of our customers. We believe that our distribution system is one of the best in the retail furniture industry and provides us with certain competitive advantages.

Stores

As of December 31, 2006, we operated 120 stores serving 79 cities in 17 states. We have executed a program of remodeling and expanding showrooms and replacing older smaller stores in growth markets with new larger stores, closing certain locations and moving into new markets. Accordingly, the number of retail locations has increased by only 25 since the end of 1996, but total square footage has increased approximately 42%.

We entered two new markets during 2006 and expanded or improved our presence in two of our larger markets. We entered the Port Charlotte and Ft. Lauderdale, Florida markets; added a new store in the Atlanta, Georgia market; opened a replacement store in Dallas, Texas; and added a store in the Cincinnati, Ohio market. Our square footage added in 2006 from new stores was approximately 153,000 square feet or a 3.7% increase. In addition to the Dallas store we replaced, we also closed stores in Nashville, Tennessee, and Texarkana, Texas. The stores we closed during 2006 contained approximately 89,000 square feet or a 2.2% reduction. Net selling space in 2006 increased by 1.5% or approximately 64,000 square feet.

Our plans for 2007 include entering the Huntsville, Alabama market, strengthening our presence with new stores in Rockville, Maryland and Tampa, Florida. We will also open a store in Austin, Texas which replaces one that we closed in 2005. These stores along with those yet to be announced should increase net selling space in 2007 by approximately 4.0% or 169,000 square feet assuming the new stores open as planned.

Direct-to-Customer

We are investing in developing our capabilities to have direct-to-customer sales. This effort is primarily targeted on the transformation of Havertys.com into an e-commerce website. We believe that this will give us significant additional competitive advantages and more fully realize the benefits of our continuing investments in product selection, product quality and distribution systems. We believe that a direct-to-customer business will compliment our retail store operations by building brand awareness and as an effective advertising vehicle. The completion of our e-commerce site will also enhance the effectiveness of our recently launched catalogs. We expect that the first phases of our e-commerce website will be operational by the end of 2007 with additional functionality added in 2008.

Credit Operations

As a service to our customers, we offer a revolving charge credit plan with credit limits determined through our on-line credit approval system and an additional credit program outsourced to a third party finance company. The combined amount financed under our credit programs and the third party finance company, as a percent of net sales, moved higher to 43% from 39% as customers used the promotional credit programs offered during 2006. We believe that our credit offerings are a reasonable response to similar or more aggressive promotions advertised by competitors.

Havertys Credit Services, Inc. ("Havertys Credit"), a wholly-owned subsidiary of the Company, handles the credit approval, collections and credit customer relationship functions. Havertys Credit currently maintains a receivables portfolio of approximately $80.9 million, before deducting reserves. Our credit programs typically require a 15% to 20% down payment and offer financing over 12 to 48 months, with an average term of 15 months. The standard (non-promotional) credit service charge rate currently ranges from 18% to 21% per annum (except for a lower rate in Arkansas). We routinely offer various interest-free periods (typically six to 24 months) as part of promotional campaigns but do not offer payment deferrals beyond six months. The Havertys credit financing program chosen most frequently by our customers during 2006 was a no interest offer requiring 13 to 24 equal monthly payments. Amounts financed under our programs represented approximately 16% of 2006 sales.

We also make available to our customers additional programs provided by a third party finance company, which offers longer payment deferrals than we choose to provide. Discounts on the outsourced credit sales approved by the third party finance company are charged to SG&A as are national credit card fees. Sales financed by the third party provider are not Havertys' receivables and accordingly, we do not have any credit risk or servicing responsibility for these accounts, and they are not included in our financial statements. Further, the third party finance company has no credit or collection recourse to Havertys, and we generally receive payment from them within two to three business days from the delivery of the merchandise to the customer.

Over the last four years, credit service charge revenue has declined due to the outsourcing and as we have offered longer free interest periods in our financing promotions. As a result, fewer customers have had to pay credit service charges and "free interest" receivables have risen. These combined factors resulted in an average interest yield of approximately 3.9% for 2006.

Competition

The retail sale of home furnishings is a highly fragmented and competitive business. We believe that the primary elements of competition in our industry are merchandise (quality, style, selection, availability, price and display), customer service, image and product-oriented advertising, consumer credit offers, and store location and design. The degree and source of competition vary by geographic area. We compete with numerous individual retail furniture stores as well as chains and the better department stores. Department stores benefit competitively from more established name recognition in specific markets, a larger customer base due to their non-furnishings product lines and proprietary credit cards. Furniture manufacturers have also accelerated the opening of their own dedicated retail stores in an effort to control and protect the distribution prospects of their branded merchandise.

We believe Havertys is uniquely positioned in the marketplace, with a targeted mix of merchandise that appeals to customers who are somewhat more affluent than those of most other competitive price-oriented furniture store chains. We believe that our customer segment responds more cautiously to typical discount promotions and focuses on the product quality and customer service offered by a retailer. We consider our experienced sales personnel and customer service as important factors in Havertys' competitive success. Significant additional competitive advantages we believe are also provided by Havertys' abilities to make prompt delivery of orders through maintenance of inventory and to tailor merchandise to customers' desires on a local market basis.

Employees

As of December 31, 2006, we had approximately 4,500 employees: 2,850 in individual retail store operations, 180 in our corporate offices, 40 in our credit operations and 1,430 in our warehouses and delivery points. No employee of Havertys is a party to any union contract and we consider our employee relations to be good. To attract and retain qualified personnel, we seek to maintain competitive salary and wage levels in each market area.

We have developed training programs, including product knowledge, selling and management skills classes. Because we primarily promote or relocate current associates to serve as managers and assistant managers for new stores and markets, training and assessment of our associates is essential to our growth. Our regional managers and market managers meet with senior management to discuss the development of assistant managers and certain department heads and consider possible candidates for promotion. We also maintain a list of qualified outside applicants that can be reviewed when positions become available. We have programs in our stores, distribution and corporate offices to ensure that we hire and promote the most qualified associates in a nondiscriminatory way.

Trademarks

We have registered our various logos and "Havertys Collections®" trademark with the United States Patent and Trademark Office. We believe that our trademark position is adequately protected in all markets in which we do business. We believe that our trade names are recognized by consumers and are associated with a high level of quality and value.

Governmental Regulation

Our operations are required to meet federal, state and local regulatory standards in the areas of safety, health and environmental pollution controls. Historically, compliance with these standards has not had a material adverse effect on our operations. We believe that our facilities are in compliance, in all material respects, with applicable federal, state and local laws and regulations concerned with safety, health and environmental protection.

The extension of credit to consumers is a highly regulated area of our business. Numerous federal and state laws impose disclosure and other requirements on the origination, servicing and enforcement of credit accounts. These laws include, but are not limited to, the Federal Truth and Lending Act, Equal Credit Opportunity Act and Federal Trade Commission Act. State laws impose limitations on the maximum amount of finance charges that we can charge and also impose other restrictions on consumer creditors, such as us, including restrictions on collection and enforcement. We routinely review our contracts and procedures to ensure compliance with applicable consumer credit laws. Failure on our part to comply with applicable laws could expose us to substantial penalties and claims for damages and, in certain circumstances, may require us to refund finance charges already paid and to forego finance charges not yet paid under non-complying contracts. We believe that we are in substantial compliance with all applicable federal and state consumer credit and collection laws.

For More Information about Us

Filings with the SEC

As a public company, we regularly file reports and proxy statements with the Securities and Exchange Commission. These reports are required by the Securities Exchange Act of 1934 and include:

- annual reports and Form 10-K (such as this report);
- quarterly reports on Form 10-Q;
- current reports on Form 8-K; and
- proxy statements on Schedule 14A.

The SEC maintains an internet site that contains our reports, proxy and information statements, and our other SEC filings; the address of that site is http://www.sec.gov.

Also, we make our SEC filings available on our own internet site as soon as reasonably practicable after we have filed with the SEC. Our internet address is http://www.havertys.com.

The information on our website is not incorporated by reference into this annual report on Form 10-K.

Corporate Governance

We have a Code of Business Conduct for our employees and members of our Board of Directors. A copy of the code is posted on our website. Our website also contains additional information about our corporate governance policies.

Click on the "Corporate Governance" button to find, among other things:

- Board of Director Significant Corporate Governance Principles;
- Charter of the Audit Committee;
- Charter of the Compensation Committee; and
- Charter of the Governance and Nominating Committee.

Any of these items are available in print free of charge to any stockholder who requests them. Requests should be sent to Corporate Secretary, Haverty Furniture Companies, Inc., 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

EXECUTIVE OFFICERS

The following table sets forth certain information as of March 1, 2007 regarding the executive officers of Havertys.

Name	Age	Position with the Company and Other Information
Clarence H. Ridley	64	Chairman of the Board since January 2001. Vice Chairman from 1996 to 2000; Partner of King & Spalding, Attorneys, from 1977 to 2000. Director of the Company since 1979.
Clarence H. Smith	56	Chief Executive Officer since January 2003 and President since May 2002. Chief Operating Officer from May 2000 to 2002; Senior Vice President and General Manager, Stores, from 1996 to 2000. He has served in other capacities at both the operational and corporate levels since joining the Company in 1973. Director of the Company since 1989.
Steven G. Burdette	45	Senior Vice President, Operations, since 2003. Vice President, Operations, from 2002 to 2003; Vice President, Merchandising, from 1994 to 2002; Assistant Vice President, Merchandising, from 1993 to 1994. His experience includes local store operations since joining the Company in 1983.
J. Edward Clary	46	Chief Information Officer since 2000. Vice President, Management Information Services, from 1994 to 2000. He joined the Company in 1990.
Thomas P. Curran	54	Senior Vice President, Marketing since 2005. Vice President, Advertising and Internet Strategies, from 2000 to 2005. Vice President, Advertising, from 1987 to 2000. His focus has been almost exclusively on advertising since joining the Company in 1982.
Allan J. DeNiro	53	Chief People Officer since 2005. Vice President, Human Resources, from October 2004 until May 2005. President and Chief Executive Officer of New Century Partners, a management consultancy firm specializing in human capital development from 2002 to 2004; various positions with subsidiaries owned by KJ Jacobs AG, from 1997 to 2002 including President and CEO of The Resource Forum Inc., and as Vice Chairman of the Board, Brach's Confections, Inc.
Dennis L. Fink	55	Executive Vice President since 1996 and Chief Financial Officer since 1993. Senior Vice President from 1993 to 1996. Senior Vice President, Treasurer and Chief Financial Officer and a director of Horizon Industries, Inc., a publicly held carpet manufacturer, from 1985 to 1992.
Rawson Haverty, Jr.	50	Senior Vice President, Real Estate and Development, since 1998. Vice President, Real Estate and Insurance Divisions, from 1992 to 1998; Assistant Vice President from 1987 to 1992; joined the Company in 1984. Director of the Company since 1992.
Jenny Hill Parker	48	Treasurer since 1998 and Corporate Secretary since 1997. Vice President, Finance, since 1996; Financial officer since joining the Company in 1994. Senior Manager at KPMG Peat Marwick LLP from 1988 to 1994.

Name	Age	Position with the Company and Other Information
Justin P. Seamonds	36	Vice President, Controller, upon joining the Company in May 2003. Chief Financial Officer of TowerCom Management LLC, a cellular tower developer and operator from 2001 to 2003; Senior Vice President, Controller of Meridian Beverage Company, Inc., a manufacturer and marketer of fruit-flavored and premium spring water, from 1996 to 2001.
Janet E. Taylor	45	Vice President and General Counsel since May 2006. Joined the Company as Vice President, Law in September 2005. Partner of King & Spalding, Attorneys, from 2000 to 2005.
M. Tony Wilkerson	61	Executive Vice President, Merchandising since 2005. He has focused primarily on merchandising since joining the Company in 1976. Director of the Company from 1999 to May 2003.

Our officers are elected annually by the Board of Directors for terms of one year or until their successors are elected and qualified, subject to removal by the Board at any time. Rawson Haverty, Jr., Clarence H. Ridley and Clarence H. Smith are first cousins.

ITEM 1A. RISK FACTORS

Set forth below are some of the risks and uncertainties that, if they were to occur, could materially and adversely affect our business, or that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and the other public statements we make.

Forward-looking statements include, but are not limited to:

- projections of revenues, costs, earnings per share, capital expenditures, dividends or other financial measures;
- descriptions of anticipated plans or objectives of our management for operations or products;
- forecasts of performance; and
- assumptions regarding any of the foregoing.

Forward-looking statements involve matters which are not historical facts. Because these statements involve anticipated events or conditions, forward-looking statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," or similar expressions. Do not unduly rely on forward-looking statements. They represent our expectations about the future and are not guarantees. Forward-looking statements are only as of the date they are made and they might not be updated to reflect changes as they occur after the forward-looking statements are made.

For example, forward-looking statements include expectations regarding:

- sales or comparable store sales;
- gross profit;
- SG&A expenses;
- capital expenditures; and
- developments in accounting standards.

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our net sales.

A large portion of our sales represent discretionary spending by our customers. Many factors affect discretionary spending, including world events, war, conditions in financial markets, general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, taxation, unemployment trends and other matters that influence consumer confidence and spending. Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and profitability could decline.

We face significant competition from national, regional and local retailers of home furnishings.

The retail market for home furnishings is highly fragmented and intensely competitive. We currently compete against a diverse group of retailers, including national department stores, regional or independent specialty stores, and dedicated franchises of furniture manufacturers. National mass merchants such as Sears, Penny's and COSTCO also have limited product offerings. We also compete with retailers that market products through store catalogs and the Internet. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs and better sustain economic downturns. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to promotion and sale of products.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

- aggressive advertising, pricing and marketing;
- extension of credit to customers on terms more favorable than we offer;
- larger store size, which may result in greater operational efficiencies, or innovative store formats;
- adoption of improved retail sales methods; and
- expansion by our existing competitors or entry by new competitors into markets where we currently operate.

Competition from any of these sources could cause us to lose market share, revenues and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations.

If new products are not introduced or consumers do not accept new products, our sales may decline.

Our ability to maintain and increase revenues depends to a large extent on the periodic introduction and availability of new products. We believe that the introduction and consumer acceptance of our proprietary Havertys brand will have a significant impact on our ability to increase revenues. These products are subject to fashion changes and pricing limitations which could affect the success of these and other new products.

If we fail to anticipate changes in consumer preferences, our sales may decline.

Our products must appeal to our target consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to fashion trends relating to home furnishings. If we fail to identify and respond to these changes, our sales of these products may decline. In addition, we often make commitments to purchase products from our vendors in advance of proposed delivery dates. Significant deviation from the projected demand for products that we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to reduce prices to dispose of excess inventory.

The Company imports a substantial portion of its merchandise from foreign sources. Changes in exchange rates or tariffs could impact the price the Company pays for these goods, resulting in potentially higher retail prices and/or lower gross profit on these goods.

During 2006, approximately 60% of the Company's purchases on a dollar basis were for goods not produced domestically. All of these purchases were denominated in U.S. dollars. As exchange rates between the U.S. dollar and certain other currencies become unfavorable, the likelihood of price increases from our vendors increases. Some of the products we purchase are also subject to tariffs. If tariffs are imposed on additional products or the tariff rates are increased our vendors may increase their prices. Such price increases, if they occur, could have one or more of the following impacts:

- we could be forced to raise retail prices so high that we are unable to sell the products at current unit volumes;
- if we are unable to raise retail prices commensurately with the costs increases, gross profit could be negatively impacted; or
- we may be forced to find alternative sources of comparable product, which may be more expensive than the current product, of lower quality, or the vendor may be unable to meet our requirements for quality, quantities, delivery schedules or other key terms.

Our revenue could be adversely affected by a disruption in our supply chain.

Disruptions to our supply chain could result in late arrivals of product. This could negatively affect sales due to increased levels of out-of-stock merchandise and loss of confidence by customers in our ability to deliver goods as promised.

The rise of oil and gasoline prices could affect our profitability.

A significant increase in oil and gasoline prices could adversely affect our profitability. Our distribution system which utilizes three distribution centers and multiple home delivery centers to reach our markets across 17 Southern and Mid Western states is very transportation dependent. Additionally, we deliver substantially all of our customers' purchases to their homes.

If the transportation costs exceed those amounts that we are able to effectively pass on to the consumer, either by higher prices and/or higher delivery charges, then our profitability would suffer.

Our information technology infrastructure is vulnerable to damage that could harm our business.

Our ability to operate our business from day to day, in particular our ability to manage our point-of-sale, credit operations and distribution system, largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to communicate customer information, real-time inventory information, manage our credit portfolio and to handle all facets of our distribution system from receiving of goods in the DCs to delivery to our customers' homes. These systems and our operations are vulnerable to damage or interruption from:

- power loss, computer systems failures and Internet, telecommunications or data network failures;
- operator negligence or improper operation by, or supervision of, employees;
- physical and electronic loss of data or security breaches, misappropriation and similar events;
- computer viruses;
- intentional acts of vandalism and similar events; and
- tornadoes, fires, floods and other natural disasters.

Any failure due to any of these causes, if it is not supported by our disaster recovery plan and redundant systems could cause an interruption in our operations and result in reduced net sales and profitability.

Because of our limited number of distribution centers, should one become damaged, our operating results could suffer.

We utilize three large distribution centers to flow our merchandise from the vendor to the consumer. This system is very efficient for reducing inventory requirements, but makes us operationally vulnerable should one of these facilities become damaged.

Use of Estimates

Our Consolidated Financial Statements and accompanying Notes include estimates and assumptions made by Management that affect reported amounts. Actual results could differ materially from those estimates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our executive and administrative offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia. These leased facilities contain approximately 48,000 square feet of office space on two floors of a mid-rise office building. Havertys Credit leases 11,000 square feet of office space in Chattanooga, Tennessee.

The following table sets forth information concerning our operating facilities as of December 31, 2006.

	Retail Locations	Local Market Area Cross-docks(c)	Regional Distribution Facilities
Owned[(a)]	47	1	3
Leased[(b)]	73	13	3
Total	120	14	6

(a) Includes capital leases on two retail stores and includes the four retail stores and a distribution center consolidated under FIN 46.

(b) The leases have various termination dates through 2025 plus renewal options.

(c) Of the local market area cross-docks, 9 are attached to retail locations.

(in thousands)	2006	2005	2004
Retail square footage at December 31	4,208	4,144	4,068
% Change in retail square footage	1.5%	1.9%	3.8%
Annual net sales per weighted average square foot	$ 206	$ 202	$ 199

For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report under Item 7 of Part II.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than routine litigation incidental to our business, to which we are a party or of which any of our properties is the subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of 2006.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) The Company's common stock and Class A common stock are traded on the New York Stock Exchange under the trading symbols "HVT" and "HVTA". Information regarding the high and low sales prices per share of both classes of common stock in 2006 and 2005 is included in Note 17, "Market Prices and Dividend Information," to the Company's Consolidated Financial Statements.

(b) Based on the number of individual participants represented by security position listings, there are approximately 3,000 holders of the Company's common stock and 200 holders of the Class A common stock at March 1, 2007.

(c) The payment of dividends and the amount thereof are determined by the Board of Directors and depend upon, among other factors, the Company's earnings, operations, financial condition, capital requirements and general business outlook at the time such dividend is considered. The Company has paid a quarterly cash dividend since 1935 and has increased the cash dividend paid to stockholders in each of the past 31 years. Information regarding the Company's payment of dividends for 2006 and 2005 is included in Note 17, "Market Prices and Dividend Information," to the Company's Consolidated Financial Statements. A quarterly dividend of $.0675 per common share and $.0625 per Class A common share has been declared by the directors, to be payable March 20, 2007, to holders of record on March 5, 2007.

(d) Information concerning the Company's equity compensation plans is set forth in Item 11 of Part III of this Annual Report on Form 10-K.

Stock Performance Graph

The following graph compares the performance of Havertys' common stock and Class A common stock against the cumulative return of the NYSE/AMEX/Nasdaq Home Furnishings & Equipment Stores Index (SIC Codes 5700 – 5799) and the S&P Smallcap 600 Index for the period of five years commencing December 31, 2001 and ending December 31, 2006. The graph assumes an initial investment of $100 on January 1, 2001, and reinvestment of dividends.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2006
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2001
2002
2003
2004
2005
2006
Haverty Furniture Companies, Inc.
S&P 600 Index - Total Return
SIC 5700-5799
Haverty Furniture Companies, Inc. Class A

	2001	2002	2003	2004	2005	2006
HVT	$ 100.00	$ 85.21	$ 123.60	$ 116.67	$ 82.82	$ 96.91
HVT-A	$ 100.00	$ 86.78	$ 125.79	$ 110.94	$ 82.70	$ 96.31
S&P 600 Index- Total Return	$ 100.00	$ 85.37	$ 118.49	$ 145.33	$ 156.49	$ 180.14
SIC Codes 5700-5799	$ 100.00	$ 70.75	$ 110.39	$ 118.34	$ 119.05	$ 122.78

The Company is also presenting a ten-year performance graph in this annual report as an alternative benchmark to give a longer-term perspective.

Set forth on the next page is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock and Class A Common Stock against the cumulative total return of the NYSE/AMEX/Nasdaq Home Furnishings & Equipment Stores Index and the S&P 600 Smallcap Index for the period of ten years commencing December 31, 1996, and ending December 31, 2006.

The graph below assumes that the value of the investment in the Company's Common Stock or Class A Common Stock and each index was $100 on January 1, 1996, and that all dividends were reinvested.



Comparison of 10 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2006
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Haverty Furniture Companies, Inc.
S&P 600 Index - Total Return
SIC 5700-5799
Haverty Furniture Companies, Inc. Class A

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
HVT	$ 100.00	$ 121.72	$ 192.50	$ 234.64	$ 186.91	$ 318.06	$ 271.01	$ 393.14	$ 371.09	$ 263.41	$ 308.24
HVT-A	$ 100.00	$ 114.13	$ 165.76	$ 223.91	$ 166.30	$ 284.34	$ 246.75	$ 357.66	$ 315.46	$ 235.14	$ 273.84
S&P 600 Index-Total Return	$ 100.00	$ 125.58	$ 123.95	$ 139.33	$ 155.77	$ 165.97	$ 141.68	$ 196.66	$ 241.20	$ 259.72	$ 298.98
SIC Codes 5700-5799	$ 100.00	$ 100.00	$ 149.05	$ 220.98	$ 148.08	$ 236.58	$ 167.37	$ 261.16	$ 279.97	$ 281.64	$ 290.48

Stock Repurchases

The following table presents information with respect to our repurchases of Havertys' Common Stock during the fourth quarter of 2006:

	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2006	—	$ —	—	1,853,846
November 1 – November 30, 2006	—	—	—	1,853,846
December 1 – December 31, 2006	49	13.86	—	1,853,846
	49	$ 13.86	—	1,853,846

(1) The Board of Directors has authorized management, at its discretion, to purchase and retire our Common Stock and Class A Common Stock under the Stock Repurchase Program. This program was initially approved by the Board of Directors on November 3, 1986 with subsequent authorizations made as to the number of shares to be purchased.

(2) Those shares reported as repurchased that are not part of the Stock Repurchase Program are attributable to shares surrendered to us by employees in payment of tax obligations related to the vesting of restricted shares from our 2004 Long-Term Incentive Plan.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data have been derived from our Consolidated Financial Statements. The information shown below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 below and the Consolidated Financial Statements and Notes thereto included in Item 8 below.

(dollars in thousands, except per share data)	2006	Years ended December 31, 2005	2004	2003	2002
Net sales	$ 859,101	$ 827,658	$ 784,162	$ 744,635	$ 703,959
Gross profit	426,155	395,567	378,597	349,423	326,957
Percent of net sales	49.6%	47.8%	48.3%	46.9%	46.4%
Gross profit, on a comparable basis[1]	426,155	395,567	378,597	362,511	339,862
Percent of net sales	49.6%	47.8%	48.3%	48.7%	48.3%
Selling, general and administrative expenses	404,518	377,435	348,523	314,130	291,576
Percent of net sales	47.1%	45.6%	44.5%	42.2%	41.4%
Selling, general and administrative expenses, on a comparable basis[1]	404,518	377,435	348,523	327,218	304,481
Percent of net sales	47.1%	45.6%	44.5%	43.9%	43.3%
Income before cumulative effect of accounting change[3]	16,000	15,054	22,636	23,821	24,293
Basic earnings per share before accounting change[2][3]					
Common	$ 0.72	$ 0.67	$ 1.01	$ 1.10	$ 1.14
Class A	$ 0.67	$ 0.63	$ 0.96	$ 1.03	$ 1.08
Diluted earnings per share before accounting change[2][3]					
Common	$ 0.70	$ 0.66	$ 0.98	$ 1.06	$ 1.10
Class A	$ 0.67	$ 0.63	$ 0.94	$ 1.02	$ 1.06
Cash dividends:	$ 6,014	$ 5,678	$ 5,550	$ 5,076	$ 4,684
Amount Per Share:					
Common Stock	0.270	0.255	0.250	0.2350	0.2200
Class A Common Stock	0.250	0.235	0.230	0.2150	0.2050
Accounts receivable, net	$ 78,970	$ 91,110	$ 90,528	$ 105,800	$ 133,812
Credit service charges	2,823	3,506	4,502	6,392	9,051
Provision for doubtful accounts	656	1,011	558	1,979	3,180
Inventories	$ 124,764	$ 107,631	$ 110,812	$ 106,264	$ 113,328
Capital expenditures	$ 23,640	$ 35,007	$ 45,264	$ 21,203	$ 45,455
Depreciation/amortization expense	21,663	21,035	19,145	17,199	15,903
Property and equipment, net	221,245	217,391	205,037	171,546	134,203
Total assets	$ 469,754	$ 463,052	$ 471,581	$ 452,692	$ 417,121
Long-term debt, including current portion[3]	$ 37,849	$ 44,161	$ 64,498	$ 78,930	$ 82,498
Total debt	50,449	48,461	64,498	78,930	82,498
Interest, net	(363)	1,362	3,483	3,872	6,561
Accounts receivable, net to debt	156.5%	188.0%	140.4%	134.0%	162.2%
Debt to total capital	14.7%	14.8%	19.2%	23.9%	26.9%
Stockholders' equity	$ 291,923	$ 279,270	$ 272,258	$ 251,156	$ 223,761
Retail Sq. Ft. (In thousands)	4,208	4,144	4,068	3,919	3,808
Number of Retail Locations	120	118	117	113	111
Employees	4,500	4,400	4,300	4,180	4,037

(1) Gross profit, and Selling, general and administrative expenses on a comparable basis, prior to 2004 have been adjusted for the amounts related to vendor rebates and advertising allowances so that they are comparable to the treatment subsequent to December 31, 2003. The amount by which gross profit, as reported has been increased is as follows (in thousands): 2003 - $13,088 and 2002 - $12,905. This is a non-GAAP presentation but is included to facilitate the comparability among the periods presented due to the implementation of EITF 02-16 "Accounting by a Customer for Cash Consideration Received from a Vendor."

(2) During the second quarter of 2004, we adopted EITF 03-6 "Participating Securities and the Two-Class Method under SFAS 128." This interpretation requires us to report earnings per share using the two-class method. As a result, the prior years' per share presentation has been expanded to include the additional information. Prior to EITF 03-6, the Company's diluted earnings per share is equivalent to the common stock diluted earnings per share under the two-class method.

(3) Effective December 31, 2003, the Company adopted FASB interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." The required consolidation of the entity (the "VIE") increased property and equipment by $22.1 million and long-term debt by $19.5 million. The cumulative effect of the change was an addition to income of $1.0 million, net of tax expense of $0.6 million, and $0.05 per diluted share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We focus on several key metrics in managing and evaluating our operating performance and financial condition including the following: comparable-store sales, sales by merchandise categories, gross profit, operating costs as a percentage of sales, cash flow, total debt to total capital, and earnings per share.

Our sales are generated by customer purchases of home furnishings in our retail stores and recorded as revenue when delivered to the customer. There is typically a two-week lag between the time when a customer's order is placed in one of our stores and the time when the customer is able to arrange their schedule for delivery. Comparable-store or "comp-store" sales are comparisons of sales results of stores that have been open at least one year. As a retailer, this performance measure is an indicator of relative customer spending period over period.

Havertys' cost of sales consists primarily of the purchase price of the merchandise together with inbound freight, handling within our distribution centers and transportation costs to the local markets we serve. Our gross profit is primarily dependent upon merchandising capabilities, vendor pricing and the mix of products sold. The success of our Havertys brands has continued since their introduction at the end of 2000 and these products have been expanded as a percentage of our overall sales mix. We view the sourcing of the values associated with imported product offerings and the mix of our merchandise as important opportunities for improving our performance.

Our operational focus during the past few years has been our warehouse and delivery effectiveness as we completely revamped our distribution methodology and consolidated certain customer service functions. This created redundant operations and increased inventory markdowns during the transition periods in the affected markets. We completed the transformation and consolidation of our distribution systems in the second quarter of 2005.

The growing percentage of imported products from Asia and the increased Havertys brands merchandise are significant changes in our industry and our business within a very short time frame. The longer lead times required for delivery from the factories and the production of merchandise exclusively for Havertys have been analyzed by our supply chain team. We expanded the storage capacity of our Eastern DC to store imported goods for our

Eastern growth and move into the Midwest. Additionally, it helps us supplement the product flow from key domestic upholstery suppliers for the Florida region.

We are continuing our direct importing program initiative, with a focus on China and Asia. Our main strategy is to work with a select number of experienced manufacturers and to become important customers to these suppliers. We realize that there are increased risks in direct importing and therefore we are moving at a deliberate and measured pace.

Cash flows continued to be strong during 2006, providing funding for $23.6 million in new property and equipment expenditures, and a net reduction of debt of $3.6 million. We have continued to improve our financial leverage and our total debt to total capital decreased from 19.2% at December 31, 2004 to 14.7% at December 31, 2006.

Critical Accounting Estimates and Assumptions

Our discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, we evaluate our estimates, including those related to accounts receivable and allowance for doubtful accounts, long-lived assets and facility closing costs, pension and retirement benefits and self insurance. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements.

We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Accounts Receivable. We are required to estimate the collectibility of our accounts receivable. We provide an allowance for doubtful accounts using a method that considers the balances in problem and delinquent categories, historical write-offs and judgment. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely. We assess the adequacy of the allowance at the end of each quarter.

For the years ended December 31, 2006, 2005, and 2004, we recorded provisions for bad debts of $0.7 million, $1.0 million and $0.6 million, respectively. As of December 31, 2006 and 2005, our gross receivables of $80.9 million and $93.5 million, had reserves of $1.9 million and $2.4 million, respectively. Our allowance for doubtful accounts as a percentage of the receivables pool is lower in 2006 due to improvements in the delinquency and problem category percentages from 2005 and 2004. While our customer base is large and geographically dispersed, a general economic downturn affecting our target customers could result in higher than expected defaults, and therefore the need to revise estimates for bad debts. We believe that the allowance for doubtful accounts as of December 31, 2006 and 2005 is reasonable in light of portfolio balance, portfolio quality, historical charge-offs and reasonable charge-off forecasts.

We make available to customers interest free credit programs, which range from 3 to 24 months. In connection with these programs which are greater than 12 months, we are required to discount payments to be received over the life of the interest-free credit program. On the basis of the credit worthiness of the customers and our low delinquency rates under these programs, we discount the receivables utilizing the prime rate of interest at the date of sale. The discount is recorded as a contra receivable and is amortized to net interest expense over the life of the receivable. If the credit worthiness of our customers or the delinquency rates under these interest free programs change significantly, we may adjust the rate at which we discount such receivables in the future. The unamortized discounts were $2,257,000 and $1,646,000 at December 31, 2006 and 2005, respectively.

Impairment of Long-Lived Assets and Facility Closing Costs. We evaluate the recoverability of long-lived assets, annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We group and evaluate long-lived assets for impairment at the market area level, which is the lowest level at which individual cash flows can be identified. When evaluating these assets for potential impairment, we first compare the carrying amount of the asset to the market area's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the market area's assets estimated fair value, which is determined on the basis of future cash flows (discounted and with interest charges), or market value. If required, an impairment loss is recorded for the portion of the asset's carrying value that exceeds the asset's estimated fair value.

We account for closed store and warehouse lease termination costs in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." As such, in the period we close a store or warehouse, we record as an obligation the present value of estimated costs that will not be recovered. These costs include any estimated loss on the sale of the land and buildings, the book value of any abandoned leasehold improvements and amounts for future lease payments, less any estimated sublease income. At December 31, 2006 and 2005, our reserve for impairment of long-lived assets and facility closing costs totaled $1,126,000 and $1,172,000, respectively. In the future, these costs could increase or decrease based upon general economic conditions, economic conditions in specific markets including the impact of new competition, the fair market value of owned properties, our ability to sublease facilities and the accuracy of our related estimates.

Leases. The majority or our stores and distribution centers are operated from leased facilities under operating lease agreements. The substantial majority of these leases contain predetermined fixed escalations of the minimum rentals during the term of the lease. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease, beginning with the point at which we obtain control and possession of the leased properties. We record the difference between the amounts charged to operations and amounts paid as deferred escalating minimum rent. The liability for deferred escalating minimum rent is included as a component of other long-term liabilities and totaled $10,100,000 and $9,289,000 at December 31, 2006 and 2005, respectively.

We have received immaterial amounts of lease incentives which have been deferred and are subsequently being amortized on a straight-line basis over the life of the lease as a reduction of rent expense. In connection with leases for which there are significant construction activities other than normal leasehold improvements, we analyze these transactions to determine if we meet the criteria of EITF 97-10 and related pronouncements for being deemed the owner of the building.

Pension and Retirement Benefits. Pension and other retirement plans' costs require the use of assumptions for discount rates, investment returns, projected salary increases and mortality rates. The actuarial assumptions used in our pension and retirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and retirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A one-percentage-point decrease in the discount rate would have increased 2006 expense for the defined benefit pension plan by approximately $1.5 million, a 46% change and a one-percentage-point increase would have decreased expense by $0.1 million, a 5% change and would decrease the curtailment charge by $5.3 million. A one-percentage-point change in the expected return on plan assets would impact 2006 expense for the defined benefit pension plan by approximately $0.6 million, a 18% change. In addition, see Note 11 of the Notes to Consolidated Financial Statements for a discussion of these assumptions.

Self Insurance. We are self-insured for certain losses related to worker's compensation, general liability and vehicle claims. Our reserve is developed based on historical claims data and contains an actuarially developed incurred but not reported component. The resulting estimate is discounted and recorded as a liability. Our actuarial assumptions and discount rates are reviewed periodically and compared with actual claims experience and external benchmarks to ensure that our methodology and assumptions are appropriate. A one-percentage-point change in the actuarial assumption for the discount rate would impact 2006 expense for insurance by approximately $77,000, a 1.5% change.

Operating Results

The following table sets forth for the periods indicated (i) selected statement of income data, expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected statement of income data:

	Percentage of Net Sales			Percentage Change in Dollars from Prior Year	
	2006	2005	2004	2006	2005
Net sales	100.0%	100.0%	100.0%	3.8%	5.5%
Cost of sales	50.4	52.2	51.7	0.2	6.5
Gross profit	49.6	47.8	48.3	7.7	4.5
Credit service charge revenue	0.3	0.4	0.6	(19.5)	(22.1)
Provision for doubtful accounts	0.1	0.1	0.1	(35.1)	81.1
Selling, general and administrative expenses	47.1	45.6	44.5	7.2	8.3
Income before income taxes	3.0	2.9	4.6	8.8	(34.4)
Net income	1.9	1.8	2.9	6.3	(33.5)

Net Sales

Total sales increased $31.4 million or 3.8% in 2006 and $43.5 million or 5.5% in 2005, respectively. Comparable store sales rose 1.8% or $14.3 million in 2006 and $1.8% or $13.6 million in 2005. The remaining $17.1 million and $29.9 million of the increases in 2006 and 2005, respectively, were from new and otherwise non-comparable stores, partially offset by the loss of sales from stores closed. Stores are considered non-comparable if open for less than 12 full calendar months or if the selling square footage has been changed significantly during the past 12 full calendar months. Large clearance sales events from warehouses or temporary locations are also excluded from comparable store sales, as are periods when stores are closed or being remodeled.

The following outlines our sales and comp-store sales increases for the periods indicated:

	Year Ended December 31,								
	2006			2005			2004		
	Net Sales		Comp-Store Sales	Net Sales		Comp-Store Sales	Net Sales		Comp-Store Sales
Period Ended	Dollars in millions	% Increase (decrease) over prior period	% Increase (decrease) over prior period	Dollars in millions	% Increase (decrease) over prior period	% Increase (decrease) over prior period	Dollars in millions	% Increase (decrease) over prior period	% Increase (decrease) over prior period
Q1	$ 209.1	0.7%	(0.6)%	$ 207.6	9.1%	4.7%	$ 190.3	8.5%	4.0%
Q2	211.0	9.7	7.8	192.4	7.1	2.3	179.6	6.5	2.6
Q3	223.0	10.3	8.2	202.1	2.3	(1.0)	197.4	1.1	(1.0)
Q4	216.0	(4.2)	(6.7)	225.6	4.1	1.2	216.8	5.6	3.0
Year	$ 859.1	3.8%	1.8%	$ 827.7	5.5%	1.8%	$ 784.2	5.3%	2.1%

In 2004, we had positive comp-store monthly sales results through April. Sales in our Florida and Southeast markets during August and September of 2004 were negatively impacted by record-breaking severe weather from four hurricanes in a six-week period. These lost sales were particularly significant because our Florida stores normally produce approximately 23% of our total sales. During October 2004, we experienced some delays in receiving product from Asia and began building a backlog of undelivered orders faster than our historical rates. The backlog remained higher than the prior year's level at the end of 2004 as strong sales activity during November and December kept the order rate ahead of our deliveries.

Sales in the first half of 2005 improved but still reflected some reluctance by consumers to make big-ticket purchases. We believe that sales for big-ticket furniture items during the third quarter of 2005 were hampered by a number of factors including: rising fuel costs, continued negative impressions concerning the economy, and heavy promotional activity by the automobile industry. We did not experience a significant direct impact from hurricane Katrina but the fourth quarter of 2005 was affected as general consumer morale was battered by gas price spikes above $3 per gallon, higher home heating bills and rising interest rates.

Although we believe the overall economy has improved, higher energy costs, rising interest rates and geo-political concerns have contributed to consumer's reluctance to increase spending for big-ticket furniture items. During the later half of 2006, energy costs subsided and interest rates stabilized, but the housing industry showed significant weakness. During 2006 there was continued discounting activity in many of our markets by several retailers to stimulate business and increase their sales volume. We believe that this approach would negatively impact our "everyday low pricing" integrity with our customers over the longer term. Instead, our strategy was generally to use promotional pricing on a limited basis during traditional holiday and other sales events. Supplementing the pricing promotions, we also offered free-interest and deferred payment financing promotions.

During 2006, we promoted a longer term no interest financing program similar to those offered by other retailers. Although more costly, we believe it helped increase our business during a sluggish sales period. Additionally, these stronger financing programs require a larger minimum purchase and accordingly help increase our average sales transactions. We expect to continue to use a combination of financing promotions and special pricing on select merchandise to help stimulate sales.

Gross Profit

Year-to-Year Comparisons

Cost of sales consists primarily of the purchase price of the merchandise together with inbound freight, handling within our distribution centers and transportation costs. Our gross profit is largely dependent upon merchandising and warehousing capabilities, vendor pricing, transportation costs and the mix of products sold. We have developed strong relationships with our suppliers and believe that we receive excellent pricing and service from our key vendors due to the volume and reliability of our purchase commitments. The continued improvements related to the products imported from Asia and pricing pressure on domestic suppliers have also generated good values for us. Many retailers have used the decreased costs to support their heavy promotional pricing. Our approach has been to offer products with greater value at our established middle to upper-middle price points.

Gross profit for 2006 increased approximately 181 basis points as compared to 2005 due mostly to sales of new proprietary imported products introduced over the last year which carry a higher margin than the items replaced. Also, our 2005 margins were hampered by the higher than normal inventory close-outs from the closure of warehouses Our LIFO reserve increased $1.0 million in 2006 over 2005 and negatively impacted gross profit by 11 basis points of sales.

Gross profit for 2005 decreased 50 basis points to 47.8% from 48.3% in 2004. Our gross profit was negatively impacted by increased transportation of $3.7 million in 2005 over 2004 or 38 basis points of net sales. This expense varies with sales volume, and demonstrates the comparative increase in expense related to moving goods through a more centralized distribution infrastructure and the additional miles which must be driven given the reduction in warehouses in our current model. Handling costs increased $1.8 million in 2005 over 2004 or 16 basis points of net sales as more merchandise flowed through our DCs. We had inventory markdowns during 2005 as we completed the closure and consolidation of our warehouses. During the fourth quarter of 2005, we experienced fluctuations in our product flow and capacity issues in our distribution centers and used inventory markdowns to relieve pressure on our facilities. Our LIFO reserve increased during 2005 and negatively impacted gross profit by approximately 14 basis points. Excluding these negative forces on gross profit our merchandise gross margins were up for 2005 as compared to 2004.

Our core furniture merchandise comprises approximately 90% of the furniture items, excluding bedding and accessories, which we carry in all of our stores. Additional products that are more regionally focused and items needed to merchandise our larger retail stores supplement the core furniture merchandise assortment. Imported products comprised approximately 37% of our core merchandise groups at December 31, 2003, and has increased to approximately 70% by the end of 2006. Wood products, or "case goods," are generally imported, with only 2% of our selected case goods at December 31, 2006, produced domestically. Upholstered items are not as heavily imported, with the exception of our leather products, of which approximately 70% were imported during 2006. We believe for the selected imported items we purchase, we achieve substantial savings as compared to domestically produced similar products.

Our proprietary Havertys branded merchandise produced modestly higher gross margins compared to the other products we offered and Havertys brands' margins continued to increase on a year over year basis. During 2005, we began purchasing a small level of products working directly with foreign manufacturers. We believe that, although there are savings in the "direct import" approach to sourcing our goods, there are also associated risks with quality and customer acceptance. Our merchandising team has selected an experienced quality control firm that is dedicated to inspecting product produced for Havertys. We are also using a design firm to complement our merchandising team's skills to develop our proprietary Havertys products. Similar to our careful introduction of the first Havertys branded products, we will continue to move judiciously on a direct import program.

2007 Outlook

We have remained cautious about implementing heavy price promotions to stimulate sales. We have relied on ticket building promotions such as "free nightstand with a bedroom group purchase" or "no down payment for a $2,500 minimum purchase." We do not anticipate increasing the level of our pricing promotions but will make adjustments based on competition and business conditions. We do expect to have some negative impact to our gross profit from the close-out of certain slower moving product. We do see continued opportunities for gross profit improvement from direct import products. For the year ended December 31, 2006, approximately 5.5% of our case goods were direct imports and we expect that this will increase three-fold by the end of 2007.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses are comprised of five categories: selling; occupancy; delivery and certain warehousing costs; advertising and administrative. Selling expenses primarily are comprised of compensation of sales associates and sales support staff, and fees paid to credit card and third party finance companies. Occupancy costs include rents, depreciation charges, insurance and property taxes, repairs and maintenance expenses and utility costs. Delivery costs include personnel, fuel costs, and depreciation and rental charges for rolling stock. Warehouse costs include demurrage, supplies, depreciation and rental charges for equipment. Advertising expenses are primarily media production and space, direct mail costs, market research expenses, employee compensation and agency fees. Administrative expenses are comprised of compensation costs for store management, information systems, executive, finance, merchandising, supply chain, real estate and human resource departments.

Year-to-Year Comparisons

Our SG&A costs were negatively impacted by several factors in 2006. Total SG&A costs, as a percentage of net sales were 47.1% for 2006 as compared to 45.6% and 44.5% in 2005 and 2004, respectively.

Selling expenses generally vary with sales volume. We experienced additional increases in 2005 over 2004 mainly due to our customers' increased use of credit cards when purchasing and accordingly our bank card fees rose. The cost of our third-party financing offers also rose due to more promotional credit programs. The usage of third-party financing offers by our customers increased in 2006 over 2005 resulting in increased costs related to these programs of approximately 68 basis points of net sales.

Occupancy expenses increased $3.9 million in 2006 over 2005 or 13 basis points of sales. The increase was primarily from the opening of additional stores and the full year costs associated with stores opened in 2005. Occupancy expenses increased $7.0 million in 2005 over 2004 or 40 basis points of sales. Our utility costs increased 24 basis points and depreciation expense was up 10 basis points on a year over year basis. We also had higher local property tax rates in certain jurisdictions and repairs to certain sites from hurricane damage in the Gulf Coast area.

Warehouse expenses decreased $0.8 million in 2006 compared to 2005 or 22 basis points of net sales. The decrease reflects improved supply chain flows with demurrage charges reduced by $2.4 million. The ocean and inter-modal carriers charge demurrage fees when containers carrying imported merchandise are not unloaded and returned to the port within the carriers' prescribed time periods. The reductions in demurrage charges were offset by increases in our warehouse wages and benefits in 2006 of $2.3 million. Warehouse expenses increased $4.7 million in 2005 over 2004 or 40 basis points of net sales. Demurrage fees, which were virtually zero in 2004, were $2.5 million in 2005 because of supply chain difficulties. Warehouse compensation and benefits increased as we absorbed duplicate costs during the conversion from the Florida regional warehouse and local market warehouses to the Florida DC, incurred separation expenses for local warehouse employees and increased compensation expense at our larger DCs for anticipated sales volume increases.

Our imports have increased considerably in the past few years and our distribution centers were not large enough to accommodate the product flow for the breadth of our line up. A significant expansion of our Eastern DC was completed in April 2006. This expansion has enabled us to better handle the normal fluctuations in business and increase our peak throughput capacity. We are also improving our supply chain techniques and systems, and controls. Our expansive product line is being pared down to better fit our higher levels of imports.

Delivery costs increased in 2006 relative to 2005 by approximately 41 basis points as a percentage of net sales primarily due to increases in delivery compensation for existing associates and new teams hired to service new markets. Delivery costs increased $6.3 million in 2005 over 2004 or 54 basis points of net sales. Delivery compensation increased $3.4 million over the 2004 period, largely related to increases in delivery personnel to service new markets as well as reassignment of personnel from shuttered warehouses to delivery roles.

Total advertising costs as a percentage of sales were 7.2% for 2006 and 2005, and 7.4% for 2004. Our advertising dollars increased $2.5 million in 2006 over 2005 and were substantially flat as a percent of net sales. We did make significant changes in our media mix. We have engaged an advertising agency to assist us with developing and delivering a cohesive and cost efficient brand building advertising campaign. The first of these is our "HAVE it all" campaign introduced late in 2006 to high acceptance by our target customer. During 2005, we increased our advertising dollars by $2.0 million as we continued to build our Havertys brand image with our target customers. We printed and distributed our first 80-page catalog to target customers. During 2005, we reduced our newspaper and direct mail costs slightly and shifted advertising dollars to television and our more targeted advertising programs such as the catalog and tabloids.

Administrative costs increased $5.5 million or 6.5% over 2005 due to costs associated with new store locations and increases in compensation. Our administrative costs declined modestly as a percentage of sales for 2005 as compared to 2004.

2007 Outlook

The current business environment is very challenging. We are actively working with our vendors to have them warehouse more of our products in Asia. This will help us to maintain an optimal level of inventory given the long lead times from order placement with our suppliers to receipt of the merchandise. We are currently adjusting our headcount in our distribution system to improve efficiencies and reflect the current business conditions. We have reviewed our planned advertising expenditures for 2007 and believe that we can reduce our expense and maintain an effective delivery of our brand building message. We are managing our administrative costs very closely and believe given our store opening plans, these should not rise appreciably in 2007.

Credit Service Charge Revenue and Allowance for Doubtful Accounts

Our credit service charge revenue has continued to decline as customers choose credit promotions with no interest features.

The in-house financing offers most frequently chosen by our customers carry no interest for 13 to 24 months and require equal monthly payments. These programs and the similar 12 month program generate very minor credit revenue, but incur lower bad debts relative to our deferred payment in-house credit programs. In addition, we offer our customers two or three different credit promotions through a third-party credit provider. Sales financed by this provider are not Havertys' receivables and accordingly we do not have any credit risk or service responsibility for these accounts, and there is no credit or collection recourse to Havertys. The most popular programs offered through the third-party provider for 2006 were no interest offers requiring 24 to 36 equal monthly payments. The longer term promotion was offered as a sales stimulant during 2006. The third-party provider also offers our customers a deferred payment for 12 months with an interest accrual that is waived if the entire balance is paid in full by the end of the deferral period.

The following highlights the impact these changes have had on our credit service charge revenue and related accounts receivable and allowance for doubtful accounts (dollars in thousands):

	Year Ended December 31,		
	2006	2005	2004
Credit Service Charge Revenue	$ 2,823	$ 3,506	$ 4,502
Amount Financed as a % of Sales:			
Havertys	16.3%	20.7%	21.1%
Third Party	26.2	18.5	20.8
	42.5%	39.2%	41.8%
% Financed by Havertys:			
No Interest for 12 Months	26.3%	27.8%	42.9%
No Interest for > 12 Months	49.3	47.0	29.7
No Interest for < 12 Months	10.4	11.7	14.3
Other	14.0	13.5	13.1
	100.0%	100.0%	100.0%

	Year Ended December 31,		
	2006	2005	2004
Accounts receivable	$ 80,870	$ 93,510	$ 93,478
Allowance for doubtful accounts	$ 1,900	$ 2,400	$ 2,950
Allowance as a % of accounts receivable	2.3%	2.6%	3.2%

Our allowance for doubtful accounts has declined during the three year period as lower levels of in-house receivables were generated. Our allowance for doubtful accounts as a percentage of the receivables pool is lower at the end of 2006 due to improvements in the delinquency and problem category percentages versus 2005 and 2004.

Interest Expense, Net

Interest expense, net is primarily comprised of interest expense on the Company's debt and the amortization of the discount income on the Company's receivables which have deferred or no interest payment terms. The following table summarizes the components of interest expense (income), net (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Interest expense on debt	$ 3,756	$ 4,265	$ 5,429
Amortization of discount on accounts receivable	(3,645)	(2,340)	(1,170)
Other, including interest income	(474)	(563)	(776)
	$ (363)	$ 1,362	$ 3,483

Interest expense on debt decreased in 2006 and 2005 as average debt decreased and the effective interest rate was relatively unchanged.

We make available to customers interest free credit programs, which generally range from 3 to 24 months. In connection with these programs, which are greater than 12 months, we are required to discount the payments to be received over the expected life (considering prepayments) of the interest free credit program. On the basis of the credit worthiness of the customers and our low delinquency rates under these programs, we discount the receivables utilizing the prime rate of interest at the date of sale. The discount is charged to cost of goods sold and as a contra receivable and is amortized as a credit to interest expense over the life of the receivable.

The amount of amortization has increased each year as the level of receivables generated under longer term, free interest financing promotions has increased. We will continue to offer similar financing programs in 2007.

Other (income) expense

Other (income) expense is primarily related to gains or losses on the sales of real estate. We have had dispositions of warehouses as we transitioned our distribution methodology in various markets. During 2006, we had gains of $1.3 million from sales of real estate as we disposed of a warehouse. During 2005, we had gains from the sale of our Florida regional warehouse and other properties of $3.7 million. We sold the regional warehouse which served the Mid-South region and other properties during 2004 generating gains of $4.5 million.

Provision for Income Taxes

The effective tax rate was 37.6%, 36.1% and 37.0% for 2006, 2005 and 2004, respectively. The effective tax rate differs from the statutory rate primarily due to state income taxes, net of the Federal tax benefit.

Recent Accounting Pronouncements

Stock-Based Compensation. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (Statement 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation (Statement 123)." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees,"(Opinion 25) and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted Statement 123(R) on January 1, 2006 and applied the modified prospective transition method.

As permitted by Statement 123, the Company previously accounted for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. The Company began a transition in 2004 to the use of restricted stock grants in lieu of stock options in its long-term incentive compensation strategy.

On August 18, 2005, the directors, upon the recommendation of the Board's Executive Compensation and Employee Benefits Committee, approved the acceleration of vesting of all "out-of-the-money", unvested stock options held by current employees, including executive officers and certain employee directors. The decision to initiate the acceleration was made primarily to reduce compensation expense that would be expected to be recorded in future periods following the Company's adoption of Statement 123(R). As a result of the acceleration, the Company reduced this expected compensation expense, net of tax, by a total of approximately $3.7 million (approximately $2.0 million in 2006, $1.1 million in 2007, and $0.6 million in 2008). These amounts are based on fair value calculations using the Black-Scholes methodology.

Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend upon, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deductions were $40,000 and $434,000 in 2005 and 2004, respectively.

Earnings Per Share. Effective for the quarter ended June 30, 2004, the Company began reporting its earnings per share using the two class method as required by the Emerging Issues Task Force (EITF). The EITF reached final consensus on Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share (SFAS 128)," at their March 17, 2004 meeting. EITF 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of common stock based on their contractual rights.

The effective result of EITF 03-6 is that the basic earnings per share for the common stock is approximately 105% of the basic earnings per share of the Class A common stock. Additionally, given the Company's current capital structure, diluted earnings per share for common stock under EITF 03-6 is the same as was previously reported for diluted earnings per share using the if-converted method.

Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities were generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

During 2003, we concluded that we were the primary beneficiary of a variable interest entity (VIE) that is the lessor under an operating lease of our Dallas distribution center and its attached retail space and three retail locations. Effective December 31, 2003, the Company consolidated the VIE and recorded a cumulative effect of an accounting change of $1.0 million (net of income tax expense of $0.6 million), or $0.05 per diluted common share. Consolidation of the VIE increased property and equipment by $26.0 million, accumulated depreciation by $3.8 million, long-term borrowings by $19.5 million and created a minority interest of $1.0 million.

Liquidity and Cash Flow Review

Liquidity and Capital Resources

Our sources of capital include, but are not limited to, cash flows from operations, the issuance of public or private placement debt, bank borrowings and the issuance of equity securities. We believe that available short-term and long-term capital resources are sufficient to fund our capital expenditures, working capital requirements, scheduled debt payments, dividends to our stockholders, and stock repurchases.

Summary of Cash Activities

2006

Our principal sources of cash consisted of those derived from operations of $28.0 million, proceeds from a net increase in borrowings under revolving credit facilities of $8.3 million, and proceeds from the disposal of capital assets totaling $3.7 million. Our primary uses of cash were for capital asset investments of $23.6 million, debt payments of $11.9 million and dividend payments totaling $6.0 million.

2005

Our principal sources of cash consisted of those derived from operations of $31.7 million, proceeds from a net increase in borrowings under revolving credit facilities of $4.3 million, proceeds from the sale of auction rate securities of $5.0 million and proceeds from the disposal of capital assets totaling $8.9 million. Our primary uses of cash were for capital asset investments of $35.0 million, debt payments of $20.3 million, stock repurchases of $4.1 million and dividend payments totaling $5.7 million.

Operating Activities
2006

Our net cash derived from operating activities decreased $3.7 million in 2006 to $28.0 million from $31.7 million in 2005. This decrease was the result of an increase in inventories and a decrease in accounts receivable in 2006 as compared to opposite movements in 2005. For additional information about the changes in our assets and liabilities, refer to our Financial Position discussion below.

2005

Our net cash derived from operating activities decreased $21.6 million in 2005 to $31.7 million from $53.3 million in 2004. This decrease was driven by a small increase in accounts receivable in 2005 as compared to a $14.7 million decrease in 2004 and by a decrease in our net income. For additional information about the changes in our assets and liabilities, refer to our Financial Position discussion below.

Investing Activities
2006

Our capital asset investments decreased $11.4 million in 2006 to $23.6 million from $35.0 million in 2005 and represented the principal use of cash for investing activities. Our 2006 capital asset investments are discussed below in "Store Expansion and Capital Expenditures." Our proceeds from the disposal of capital assets totaled $3.7 million in 2006 as compared to $8.9 million in 2005.

2005

Our capital asset investments decreased $23.0 million in 2005 to $35.0 million from $58.0 million in 2004 and represented the principal use of cash for investing activities. Our 2005 capital asset investments are discussed below in "Store Expansion and Capital Expenditures." Our proceeds from the disposal of capital assets totaled $8.9 million in 2005 as compared to $6.8 million in 2004.

Financing Activities
2006

Our net cash used in financing activities decreased $18.0 million in 2006 to $7.1 million from $25.1 million in 2005. The principal uses of cash for investing activities was for dividend payments of $6.0 million in 2006 compared to $5.7 million in 2005 and for payments on debt which, net of borrowings, totaled $3.6 million in 2006 compared to $16.0 million in 2005.

The principal source of cash from financing activities were proceeds from the exercise of stock options which totaled $2.1 million in 2006 compared to $0.7 million in 2005.

2005

Our net cash used in financing activities increased $7.8 million in 2005 to $25.1 million from $17.2 million in 2004. The principal use of cash for investing activities was for payments on debt which net of borrowings totaled $16.0 million in 2005 compared to $14.4 million in 2004.

During 2005, we purchased $4.1 million of Company stock under a stock repurchase program approved by our Board of Directors.

Financial Position

Assets
2006

Inventories increased $17.1 million, or 15.9%, to $124.8 million at December 31, 2006 from $107.6 million at December 31, 2005. This increase was the result of lower than desired warehouse inventory levels due to lack of sufficient space at the end of 2005, increased showroom square footage in 2006 and sales volume in the fourth quarter of 2006 being below plan.

Trade accounts receivable decreased $12.6 million, or 13.5%, to $80.9 million at December 31, 2006 from $93.5 million at December 31, 2005. This decrease was primarily the result of the reduced usage of our in-house credit programs as our customers chose to use either bank cards or the longer deferred payment programs of our third-party credit provider. This was partially offset by a related decrease in the allowance of $0.5 million to $1.9 million at December 2006 from $2.4 million at December 31, 2005.

2005

Prepaid expenses increased $5.1 million, or 76%, to $11.7 million at December 31, 2005. This increase was primarily the result of payments to taxing authorities in excess of current liabilities. Other current assets decreased $6.8 million, or 47%, to $7.6 million at December 31, 2005. This decrease is primarily the result of collections of receivables related to properties sold during 2004 as part of a tax deferral transaction or "1031 Exchange".

Liabilities and Stockholders' Equity

2006

Customer deposits decreased $7.8 million to $19.7 million at December 31, 2006 from $27.5 million at December 31, 2005. This reduction can be attributed to our large level of undelivered sales at December 31, 2005 due to out-of-stock positions in our inventory and lower written sales volume in December 2006.

Our total debt increased $1.9 million to $50.4 million at December 31, 2006 from $48.5 million at December 31, 2005. This increase was the result of additional usage of our revolving credit facilities during 2006 and an increase of $8.3 million in the amounts outstanding at December 31, 2006. We also have additional lease obligations of $6.8 million at December 31, 2006. These increases were partially offset by payments on long-term debt and lease obligations of $11.9 million during 2006.

2005

Accounts payable and accrued liabilities decreased $4.8 million to $85.8 million at December 31, 2005 from $90.7 million at December 31, 2004. During 2005, we imported more merchandise which offers less favorable payment terms versus domestic supply and we had $1.6 million less in accrued group insurance related to the 2004 terminal liability of a self-insured plan.

Our total debt decreased $16.0 million to $48.5 million at December 31, 2005 from $64.5 million at December 31, 2004. This decrease was the result of cash repayments on debt of $20.3 million offset by a net increase in outstanding borrowings under our revolving credit facilities of $4.3 million.

Financings

We have revolving lines of credit available for general corporate purposes and as interim financing for capital expenditures. These credit facilities are syndicated with five commercial banks and are comprised of two revolving lines totaling $80.0 million that terminate in August 2010. Borrowings under these facilities are unsecured and accrue interest at LIBOR plus a spread that is based on a fixed-charge coverage ratio. We owed $12.6 million under these facilities at December 31, 2006. We also had letters of credit in the amount of $5.4 million outstanding at December 31, 2006, and these amounts are considered part of the facilities usage. Our unused capacity was $62.0 million at December 31, 2006.

We reviewed all of our fixed-rate long-term debt in 2003 and repaid those facilities that did not include significant prepayment penalties or other issues that would make accelerating the payments problematic.

We pursue a diversified approach to our financing requirements and generally balance our fixed-rate and capped-rate debt as determined by the interest rate environment. Our overall debt capital structure at December 31, 2006, was approximately 67% unsecured and 76% with fixed rates of interest. Our debt reduction has caused variable rate debt levels to move below typical levels. The average effective interest rate on all borrowings (excluding the VIE debt) was 7.0% at December 31, 2006. Our long-term debt-to-total capital ratio was 14.7% at December 31, 2006, including the VIE debt.

Off-Balance Sheet Arrangements

We do not generally enter into off-balance sheet arrangements. We did not have any relationships with unconsolidated entities or financial partnerships which would have been established for the purposes of facilitating off-balance sheet financial arrangements at December 31, 2006. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations

The following summarizes our contractual obligations and commercial commitments as of December 31, 2006 (in thousands):

	Payments Due or Expected by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt and lease obligations	$ 37,849	$ 10,334	$ 21,441	$ 693	$ 5,381
Operating leases	304,606	30,761	59,132	47,656	167,057
Scheduled interest on long-term debt	8,082	2,626	2,866	759	1,831
Other liabilities	12,600	12,600	—	—	—
Purchase obligations	57,700	57,700	—	—	—
Total contractual obligations	$420,837	$114,021	$ 83,439	$ 49,108	$174,269

Store Expansion and Capital Expenditures

We have entered several new markets and made continued improvements and relocations of our store base. Our total selling square footage has increased an average of approximately 4.2% annually over the past 10 years. The following outlines the changes in our selling square footage for the three years ended December 31, 2006 (square footage in thousands):

	2006		2005		2004	
	# of Stores	Square Footage	# of Stores	Square Footage	# of Stores	Square Footage
Stores opened	5	153	4	148	4	155
Stores closed	3	89	3	93	—	—
Stores remodeled	—	—	3	21	3	(6)
Year end balances	120	4,208	118	4,144	117	4,068

We are expecting to add approximately 4.0% retail square footage during 2007 by opening a net of five or six new stores. Our plans include entering the Huntsville, Alabama market, adding stores in existing markets including Rockville, Maryland and Tampa, Florida, and opening a replacement store in Austin, Texas.

We are currently planning to open approximately five stores in 2008, including three replacement stores. We are evaluating other possible new locations which we believe will become available in existing retail sites in the near term. Our strategy is to pursue opportunities in densely populated markets which we can serve using our existing distribution.

Our investing activities in stores and operations in 2005 and 2006 and planned outlays for 2007 are categorized in the table below. Capital expenditures for stores in the years noted do not necessarily coincide with the years in which the stores open.

(approximate in thousands)	Proposed 2007	2006	2005
Stores:			
New stores	$ 7,700	$ 11,500	$ 17,800
Remodels/Expansions	1,100	1,600	3,400
Maintenance	2,500	2,600	2,500
Total stores	11,300	15,700	23,700
Distribution:	1,000	4,100	7,900
Information Technology:	3,300	3,800	3,400
Total	$ 15,600	$ 23,600	$ 35,000

Cash balances, funds from operations, proceeds from sales of properties and bank lines of credit are expected to be adequate to finance our 2007 capital expenditures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, we are exposed to various market risks, including fluctuations in interest rates. To manage the exposure related to this risk, we may use various derivative transactions. As a matter of policy, we do not engage in derivatives trading or other speculative activities. Moreover, we enter into financial instruments transactions with either major financial institutions or high credit-rated counter parties, thereby limiting exposure to credit and performance-related risks.

We have exposure to floating interest rates through certain of our borrowings. Therefore, interest expense will fluctuate with changes in LIBOR and other benchmark rates. We do not believe a 100 basis point change in interest rates would have a significant adverse impact on our operating results or financial position.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The report of independent registered public accounting firm, the Consolidated Financial Statements of Havertys and the Notes to Consolidated Financial Statements, and the supplementary financial information called for by this

Item 8, are set forth on pages F-1 to F-26 of this report. Specific financial statements and supplementary data can be found at the pages listed in the following index:

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, with the participation of our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rule 13(a)-15(e) under the Securities Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that we record, process, summarize and report the information we must disclose in reports that we file or submit under the Securities Exchange Act. During the fourth quarter of 2006, there were no changes in our internal control over financial reporting that have affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Management

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements included in this annual report. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining effective internal controls over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently as of December 31, 2006. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes the Company maintained effective internal control over financial reporting as issued as of December 31, 2006. Ernst & Young, LLP, the Company's independent registered public accounting firm, has issued an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2006.

Audit Committee's Responsibility

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of our independent registered public accounting firm and approves decisions regarding the appointment or removal of our Vice President, Internal Audit. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. Our independent registered public accounting firm and our internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Audit Committee.

/s/ CLARENCE H. SMITH
President and CEO

/s/ DENNIS L. FINK
Executive Vice President and CFO

/s/ JENNY HILL PARKER
Vice President, Secretary and Treasurer

/s/ JUSTIN P. SEAMONDS
Vice President and Controller

Atlanta, Georgia
March 9, 2007

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Haverty Furniture Companies, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Haverty Furniture Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Haverty Furniture Companies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Haverty Furniture Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, Haverty Furniture Companies, Inc. has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO control criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Haverty Furniture Companies, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 9, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
March 9, 2007

ITEM 9B. OTHER INFORMATION

Not applicable

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We incorporate the information required by this item by reference to the sections captioned. The information required by this item concerning our directors is in our 2007 Proxy Statement under the headings "Nominees for Election By Holder of Class A Common Stock" and "Nominees for Election by Holders of Common Stock."

Information relating to executive officers of the Company is included in this report Part I, Item 1, "Business – Executive Officers of the Registrant."

The information about compliance with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, by our executive officers and directors, persons who own more than ten percent of our stock, and their affiliates who are required to comply with such reporting requirements, is in our 2007 Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance," which is incorporated into this report by reference.

Our 2007 Proxy Statement has information about the Audit Committee and the Audit Committee Financial Expert under the heading "Board Committees and Related Matters — Audit Committees" which is incorporated into this report by reference.

The Company has adopted a code of business conduct and ethics applicable to the Company's Directors, officers (including the Company's principal executive officer, principal financial officer and controller) and employees, known as the Code of Business Conduct and Ethics (the "Code"). The Code is available on the Company's website at www. Havertys.com. In the event we amend or waive any provisions of the Code applicable to our principal executive officer, principal financial officer or controller, we will disclose the same by filing a Form 8-K. The information contained on or connected to our Internet website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file or furnish to the SEC.

On June 5, 2006, we filed with the New York Stock Exchange ("NYSE") the Annual CEO Certification regarding the Company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A-12(a) of the NYSE Listed Company Manual. In addition, the Company has filed as exhibits to this annual report on Form 10-K for the year ended December 31, 2006, the applicable certifications of its Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in our 2007 Proxy Statement with respect to executive compensation and transactions under the heading "Compensation Discussion and Analysis" is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in our 2007 Proxy Statement with respect to the ownership of common stock and Class A common stock by certain beneficial owners and management, and with respect to the Company's compensation plans under which our equity securities are authorized for issuance under the headings "Information Regarding Beneficial Ownership of Directors and Management" and "Equity Compensation Plan Information," is incorporated herein by reference in response to this item.

For purposes of determining the aggregate market value of the Company's common stock and Class A common stock held by non-affiliates, shares held by all directors and executive officers of the Company have been excluded. The exclusion of such shares is not intended to, and shall not, constitute a determination as to which persons or entities may be "affiliates" of the Company as defined under the Securities Exchange Act of 1934.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained in our 2007 Proxy Statement with respect to certain relationships, related party transactions and director independence under the headings "Certain Transactions and Relationships" and "Corporate Governance – Director Independence" is incorporated herein by reference in response to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information under the heading "Audit Fees and Related Matters" in our 2007 Proxy Statement is incorporated herein by reference in response to this item.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements:*

The following Consolidated Financial Statements and notes thereto of Haverty Furniture Companies, Inc., and the related Report of Independent Registered Public Accounting Firm are filed as part of this report under Item 8 – Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm on the Financial Statements
Consolidated Balance Sheets - December 31, 2006 and 2005
Consolidated Statements of Income - Years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Stockholders' Equity - Years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows - Years ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements

(a) 2. *Financial Statement Schedules:*

The following financial statement schedule of Haverty Furniture Companies, Inc. and related Report of Independent Registered Public Accounting Firm on the Financial Statements is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements.

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted because they are inapplicable or the required information is included in the Consolidated Financial Statements or notes thereto.

(a) 3. *Exhibits:*

Reference is made to Item 15(b) of this Report.

(b) Each exhibit identified below is filed as part of this report. Exhibits not incorporated by reference to a prior filing are designated by an "*"; all exhibits not so designated are incorporated herein by reference to a prior filing as indicated. Exhibits designated with a "+" constitute a management contract or compensatory plan or arrangement. Our SEC File Number is 1-14445 for all exhibits filed with Securities Exchange Act reports.

Exhibit No.	Exhibit
3.1	Articles of Amendment and Restatement of the Charter of Haverty Furniture Companies, Inc. effective May 2006 (Exhibit 3.1 to our 2006 Second Quarter Form 10-Q).
3.2	Amended and Restated By-Laws of Haverty Furniture Companies, Inc. as amended on February 26, 2004 (Exhibit 3.2 to our 2003 Form 10-K).
4.1	Note Agreement between Haverty Furniture Companies, Inc. and The Prudential Purchasers (The Prudential Insurance Company of America) dated December 29, 1993 (Exhibit 4.1 to our 1993 Form 10-K); First Amendment to the Note Agreement effective March 31, 1994, between Haverty Furniture Companies, Inc. The Prudential Insurance Company of America (Exhibit 4.1.1 to our 1994 Form 10-K); Second Amendment to Note Agreement dated July 19, 1996, between Haverty Furniture Companies, Inc. and The Prudential Insurance Company of America, as previously amended (Exhibit 4.1.2 to our 1996 Form 10-K).
10.1	Revolving Credit Agreement dated as of August 26, 2005 among Haverty Furniture Companies, Inc., as Borrower, the Lenders from time to time Party hereto, Bank of America, N.A. and Regions Bank, as Co—Documentation Agents, Wachovia Bank, National Association, as Syndication Agent and SunTrust Bank, as Administrative Agent (Exhibit 10.1 to our 2005 Third Quarter Form 10-Q).
10.2	Revolving Credit Agreement dated as of August 26, 2005 among Haverty Credit Services, Inc., as Borrower, the Lenders from time to time Party hereto, Bank of America, N.A. and Regions Bank, as Co—Documentation Agents, Wachovia Bank, National Association, as Syndication Agent and SunTrust Bank, as Administrative Agent (Exhibit 10.2 to our 2005 Third Quarter Form 10-Q).
+10.3	Thrift Plan restated January 1, 2005 and Amendment No. 1 to the Haverty Furniture Companies, Inc. Thrift Plan dated December 1, 2005. Amendment of the Plan for ECTRRA and Revenue Procedure 2002-29 (Exhibit 10.3 and 10.3.1 to our 2005 Form 10-K).
*+10.3.1	Amendment No. 2 and Amendment No. 3 to the Haverty Furniture Companies, Inc. Thrift Plan dated December 31, 2006.

+10.4 1993 Non-Qualified Stock Option Plan effective as of April 29, 1994 (Exhibit 5.1 to our Registration Statement on Form S-8, File No. 33-53607).

+10.5 1998 Stock Option Plan, effective as of December 18, 1997 (Exhibit 10.1 to our Registration Statement on Form S-8, File No. 333-53215); Amendment No. 1 to our 1998 Stock Option Plan effective as of July 27, 2001 (Exhibit 10.2 to our Registration Statement on Form S-8, File No. 333-66012).

+10.6 2004 Long-Term Incentive Compensation Plan effective as of May 10, 2004 (Exhibit 5.1 to our Registration Statement on Form S-8, File No. 333-120352).

+10.7 Employee Stock Purchase Plan, as amended and restated as of October 29, 1999 (Exhibit 10.7 to our 2000 Form 10-K); Amendment No. 1 to the Employee Stock Purchase Plan (Exhibit 10.2 to our Registration Statement on Form S-8; File No. 333-66010), Amendment to the Employee Stock Purchase Plan effective as of July 1, 2005 (Exhibit 10.5.1 to our 2005 Second Quarter Form 10-Q).

+10.8 Directors' Compensation Plan, effective as of May 16, 2006 (Exhibit 10.8 to our 2006 Second Quarter Form 10-Q).

+10.9 Supplemental Executive Retirement Plan, effective January 1, 1983 (Exhibit 10.3 to our 1984 Form 10-K).

+10.10 Supplemental Executive Retirement Plan, effective January 1, 1996 (Exhibit 10.10 to our 1995 Form 10-K).

*+10.10.1 Amendment to the Supplemental Executive Retirement Plan, effective December 1, 2006.

+10.11 Deferred Compensation Agreement between Haverty Furniture Companies, Inc. and Rawson Haverty Sr. dated December 21, 1992 (Exhibit 10.9 to our 1993 Form 10-K).

+10.12 Form of Agreement dated January 1, 1997 Regarding Change in Control with the following Named Executive Officers: Clarence H. Ridley, Dennis L. Fink, Clarence H. Smith and M. Tony Wilkerson (Exhibit 10.12 to our 1996 Form 10-K).

+10.13 Form of Agreement dated January 1, 1997, Regarding Change in Control with the following employee director: Rawson Haverty, Jr. (a named Executive Officer) (Exhibit 10.13 to our 1996 Form 10-K).

+10.14 Top Hat Mutual Fund Option Plan, effective as of January 15, 1999 (Exhibit 10.15 to our 1999 Form 10-K).

10.15 Lease Agreement dated July 26, 2001; Amendment No. 1 dated November, 2001 and Amendment No. 2 dated July 29, 2002 between Haverty Furniture Companies, Inc. as Tenant and John W. Rooker, LLC as Landlord (Exhibit 10.1 to our 2002 Third Quarter Form 10-Q).

*10.15.1 Amendment No. 3 dated July 29, 2005 and Amendment No. 4 dated January 22, 2006 between Haverty Furniture Companies, Inc. as Tenant and ELFP Jackson, LLC as predecessor in interest to John w. Rooker, LLC as Landlord.

10.16 Contract of Sale dated August 6, 2002, between Haverty Furniture Companies, Inc. as Seller and HAVERTACQII LLC, as Landlord (Exhibit 10.2 to our 2002 Third Quarter Form 10-Q).

10.17	Lease Agreement dated August 6, 2002, between Haverty Furniture Companies, Inc. as Tenant and HAVERTACQII LLC, as Landlord (Exhibit 10.3 to our 2002 Third Quarter Form 10-Q).
10.18	Form of Restricted Stock Award Agreement in connection with the 2004 Long-Term Incentive Compensation Plan (Exhibit 10.1 to our Current Report on Form 8-K dated December 22, 2004).
*+10.19	Base Salaries of Named Executive Officers of Haverty Furniture Companies, Inc.
*21	Subsidiaries of Haverty Furniture Companies, Inc.
*23.1	Consent of Independent Registered Public Accounting Firm.
*31.1	Certification of Chief Executive Officer pursuant to sec. 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. sec. 7241).
*31.2	Certification of Chief Financial Officer pursuant to sec. 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. sec. 7241).
*32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to sec. 906 of the Sarbanes—Oxley Act of 2002 (15 U.S.C. sec. 1350).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAVERTY FURNITURE COMPANIES, INC.

Date: March 12, 2007

By: /s/ JENNY HILL PARKER
Jenny Hill Parker
Vice President, Corporate Secretary and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CLARENCE H. RIDLEY Clarence H. Ridley	Chairman of the Board	March 12, 2007
/s/ CLARENCE H. SMITH Clarence H. Smith	President, Chief Executive Officer and Director	March 12, 2007
/s/ DENNIS L. FINK Dennis L. Fink	Executive Vice President and Chief Financial Officer	March 12, 2007
/s/ RAWSON HAVERTY, JR. Rawson Haverty, Jr.	Senior Vice President and Director	March 12, 2007
/s/ JENNY HILL PARKER Jenny Hill Parker	Vice President, Corporate Secretary and Treasurer	March 12, 2007
/s/ JUSTIN P. SEAMONDS Justin P. Seamonds	Vice President and Controller	March 12, 2007
/s/ JOHN T. GLOVER John T. Glover	Director	March 12, 2007
/s/ L. PHILLIP HUMANN L. Phillip Humann	Director	March 12, 2007
/s/ MYLLE H. MANGUM Mylle H. Mangum	Director	March 12, 2007
/s/ FRANK S. MCGAUGHEY, III Frank S. McGaughey, III	Director	March 12, 2007
/s/ TERENCE F. MCGUIRK Terence F. McGuirk	Director	March 12, 2007

Signature	Title	Date
/s/ VICKI R. PALMER Vicki R. Palmer	Director	March 12, 2007
/s/ FRED L. SCHUERMANN Fred L. Schuermann	Director	March 12, 2007
/s/ AL TRUJILLO Al Trujillo	Director	March 12, 2007

Exhibit 31.1

I, Clarence H. Smith, President and Chief Executive Officer of Haverty Furniture Companies, Inc., certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2006 of Haverty Furniture Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2007

/s/ CLARENCE H. SMITH
Clarence H. Smith, President and
Chief Executive Officer

Exhibit 31.2

I, Dennis L. Fink, Executive Vice President and Chief Financial Officer of Haverty Furniture Companies, Inc., certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2006 of Haverty Furniture Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2007

/s/ DENNIS L. FINK

Dennis L. Fink, Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Haverty Furniture Companies, Inc. (the "Company") on Form 10-K for the period ended December 31, 2006 (the "Report"), I, Clarence H. Smith, President and Chief Executive Officer of the Company, and I, Dennis L. Fink, Executive Vice President and Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that

(1) to my knowledge, the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2007

/s/ CLARENCE H. SMITH
Clarence H. Smith
President and
Chief Executive Officer

/s/ DENNIS L. FINK
Dennis L. Fink
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on the Financial Statements

Board of Directors
Haverty Furniture Companies, Inc.

We have audited the accompanying consolidated balance sheets of Haverty Furniture Companies, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the consolidated financial position of Haverty Furniture Companies, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Haverty Furniture Companies, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
March 9, 2007

Consolidated

Balance Sheets

(In thousands, except per share data)	December 31, 2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 12,139	$ 11,121
Accounts receivable (Note 3)	63,996	80,716
Inventories (Note 4)	124,764	107,631
Prepaid expenses	6,693	11,713
Deferred income taxes (Note 8)	2,035	2,375
Other current assets	9,682	7,615
Total current assets	219,309	221,171
Accounts receivable, long-term (Note 3)	14,974	10,394
Property and equipment (Notes 5 and 9)	221,245	217,391
Other assets	14,226	14,096
	$ 469,754	$ 463,052
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Notes payable to banks (Note 6)	$ 12,600	$ 4,300
Accounts payable	40,851	42,203
Customer deposits	19,674	27,517
Accrued liabilities (Note 7)	41,160	43,643
Current portion of long-term debt and lease obligations (Note 9)	10,334	13,139
Total current liabilities	124,619	130,802
Long-term debt and lease obligations, less current portion (Note 9)	27,515	31,022
Other liabilities	25,697	21,958
Total liabilities	177,831	183,782
Commitments (Note 14)		
Stockholders' equity (Notes 10 and 13)		
Capital Stock, par value $1 per share		
Preferred Stock, Authorized - 1,000 shares; Issued: None		
Common Stock, Authorized - 50,000 shares; Issued: 2006 – 24,717; 2005 – 24,387 shares	24,717	24,387
Convertible Class A Common Stock, Authorized - 15,000 shares; Issued: 2006 – 4,724; 2005 – 4,828 shares	4,724	4,828
Additional paid-in capital	57,195	53,722
Retained earnings	269,873	259,887
Accumulated other comprehensive loss	(2,427)	(1,306)
Less treasury stock at cost - Common Stock (2006 – 6,245; 2005 – 6,254 shares) and Convertible Class A Common Stock (2006 and 2005 – 522 shares)	(62,159)	(62,248)
Total stockholders' equity	291,923	279,270
	$ 469,754	$ 463,052

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of

Income

(In thousands, except per share data)	2006	Year Ended December 31, 2005	2004
Net sales	$ 859,101	$ 827,658	$ 784,162
Cost of goods sold	432,946	432,091	405,566
Gross profit	426,155	395,567	378,596
Credit service charges	2,823	3,506	4,502
Gross profit and other revenue	428,978	399,073	383,098
Expenses:			
Selling, general and administrative	404,518	377,435	348,523
Interest, net	(363)	1,362	3,483
Provision for doubtful accounts	656	1,011	558
Other (income) expense, net	(1,457)	(4,289)	(5,398)
Total expenses	403,354	375,519	347,166
Income before income taxes	25,624	23,554	35,932
Income taxes (Note 7)	9,624	8,500	13,296
Net income	$ 16,000	$ 15,054	$ 22,636
Basic earnings per share, net income (Notes 1 and 13):			
Common Stock	$ 0.72	$ 0.67	$ 1.01
Class A Common Stock	$ 0.67	$ 0.63	$ 0.96
Diluted earnings per share, net income (Notes 1 and 13):			
Common Stock	$ 0.70	$ 0.66	$ 0.98
Class A Common Stock	$ 0.67	$ 0.63	$ 0.94
Weighted average common shares - basic:			
Common Stock	18,336	18,301	18,227
Class A Common Stock	4,247	4,310	4,343
Weighted average - assuming dilution:			
Common Stock	22,895	22,767	23,083
Class A Common Stock	4,247	4,310	4,343

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of

Stockholders' Equity

(In thousands, except per share data)	2006 Shares	2006 Dollars	2005 Shares	2005 Dollars	2004 Shares	2004 Dollars
			Year Ended December 31,			
Common Stock:						
Beginning balance	24,386,785	$ 24,387	24,293,643	$ 24,293	23,957,629	$ 23,958
Conversion of Class A Common Stock	103,500	104	12,299	12	75,816	76
Stock compensation transactions, net	227,098	226	80,843	82	260,198	259
Ending balance	24,717,383	24,717	24,386,785	24,387	24,293,643	24,293
Class A Common Stock:						
Beginning balance	4,827,931	4,828	4,840,230	4,840	4,916,046	4,916
Conversion to Common Stock	(103,500)	(104)	(12,299)	(12)	(75,816)	(76)
Ending balance	4,724,431	4,724	4,827,931	4,828	4,840,230	4,840
Treasury Stock:						
Beginning balance (includes 522,410 Class A shares for each of the years presented; remainder are Common shares)	6,776,354	(62,248)	6,459,558	(58,228)	6,465,198	(58,281)
Directors' Plan	(9,214)	89	(4,904)	47	(5,640)	53
Purchases	—	—	321,700	(4,067)	—	—
Ending balance	6,767,140	(62,159)	6,776,354	(62,248)	6,459,558	(58,228)
Additional Paid-in Capital:						
Beginning balance		53,722		52,137		49,019
Stock option issuances		1,746		464		2,492
Tax benefit related to share-based plans		399		40		434
Directors' Plan		44		53		79
Amortization of restricted stock grants		1,284		1,028		133
Ending balance		57,195		53,722		52,137
Retained Earnings:						
Beginning balance		259,887		250,511		233,425
Net income		16,000		15,054		22,636
Cash dividends (Common stock: 2006 - $0.270, 2005 - $0.255, 2004 - $0.250 per share, Class A Common Stock: 2006 - $0.250, 2005 - $0.235, 2004 - $0.230 per share)		(6,014)		(5,678)		(5,550)
Ending balance		269,873		259,887		250,511
Accumulated Other Comprehensive Loss:						
Beginning balance		(1,306)		(1,295)		(1,881)
Change in derivatives, net of taxes		126		467		586
Pension liability adjustments, net of taxes		240		(478)		—
		(940)		(1,306)		(1,295)
Impact of adopting SFAS 158, net of taxes		(1,487)		—		—
Ending balance		(2,427)		(1,306)		(1,295)
Total Stockholders' Equity		$ 291,923		$ 279,270		$ 272,258
Net income		$ 16,000		$ 15,054		$ 22,636
Other comprehensive income (loss), net of tax		366		(11)		586
Total Comprehensive Income		$ 16,366		$ 15,043		$ 23,222

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of

Cash Flows

(In thousands)	2006	2005	2004
	Year ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 16,000	$ 15,054	$ 22,636
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,663	21,035	19,145
Provision for doubtful accounts	656	1,011	558
Deferred income taxes	(3,870)	(708)	686
Net gain on sale of land, property and equipment	(1,162)	(3,659)	(3,831)
Other	1,598	1,009	527
Changes in operating assets and liabilities:			
Accounts receivable	11,484	(1,593)	14,713
Inventories	(17,133)	3,181	(4,548)
Customer deposits	(7,843)	3,477	5,624
Other assets and liabilities	10,242	(2,262)	(8,528)
Accounts payable and accrued liabilities	(3,623)	(4,832)	6,302
NET CASH PROVIDED BY OPERATING ACTIVITIES	28,012	31,713	53,284
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(23,640)	(35,007)	(45,264)
Purchases of properties previously under leases	—	—	(12,766)
Purchases of auction rate securities	—	—	(20,000)
Proceeds from sale of land, property and equipment	3,659	8,878	6,840
Proceeds from sale of auction rate securities	—	5,000	15,000
Other investing activities	78	1,476	2,598
NET CASH USED IN INVESTING ACTIVITIES	(19,903)	(19,653)	(53,592)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings under revolving credit facilities	814,780	566,060	5,600
Payments of borrowings under revolving credit facilities	(806,480)	(561,760)	(5,600)
Net increase in borrowings under revolving credit facilities	8,300	4,300	—
Payments on long-term debt and lease obligations	(11,871)	(20,337)	(14,432)
Treasury stock acquired	—	(4,067)	—
Proceeds from exercise of stock options	2,095	706	2,751
Dividends paid	(6,014)	(5,678)	(5,550)
Tax benefits related to share-based plans	399	—	—
NET CASH USED IN FINANCING ACTIVITIES	(7,091)	(25,076)	(17,231)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,018	(13,016)	(17,539)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,121	24,137	41,676
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,139	$ 11,121	$ 24,137

The accompanying notes are an integral part of these consolidated financial statements.

Notes

To Consolidated Financial Statements

Note 1, Summary Of Significant Accounting Policies:

Organization:
Haverty Furniture Companies, Inc. ("Havertys," "the Company," "we," "our," or "us") is a full-service home furnishings retailer with 120 showrooms in 17 states. Havertys sells a broad line of residential furniture in the middle to upper-middle price ranges selected to appeal to our target market. As an added convenience to our customers, we offer financing through an internal revolving charge credit plan as well as a third party finance company.

Basis of Presentation:
The consolidated financial statements include the accounts of Havertys and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. We also consolidate a variable interest entity, a lessor of a distribution center and four retail locations for which we are the primary beneficiary as defined under Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities."

Reclassifications:
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Use of Estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents:
Cash and cash equivalents includes all liquid investments with a maturity of three months or less. Cash equivalents are stated at cost, which approximates fair market value.

Auction Rate Securities:
Auction rate securities which we may hold from time to time are considered as available-for-sale. The securities are generally tax advantaged municipal bonds in which we have invested excess cash. The securities are auctioned and their interest rates reset every 30 days at which time we evaluate any continued investment. Interest earned on these securities is included in interest income. Any unrealized gains or losses are not material.

Inventories:
Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method.

Property and Equipment:
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Leasehold improvements and assets under capital lease are amortized over the shorter of the estimated useful life or the lease term of the related asset.

Estimated useful lives for financial reporting purposes are as follows:

Buildings	25 – 33 years
Improvements	5 – 15 years
Furniture and Fixtures	3 – 15 years
Equipment	3 – 15 years
Capital leases	15 years

Customer Deposits:
Customer deposits consist of customer advance payments and deposits on credit sales for undelivered merchandise and cash collections on sales of undelivered merchandise.

Revenue Recognition:
Havertys recognizes revenue from merchandise sales and related service fees, net of sales taxes, upon delivery to the customer. A reserve for merchandise returns and customer allowances is estimated based on our historical returns and allowance experience and current sales levels.

We typically offer our customers an opportunity for Havertys to deliver their purchases. Delivery fees of $20,263,000, $16,895,000 and $14,122,000 were charged to customers in 2006, 2005 and 2004, respectively and are included in net sales. The costs associated with deliveries are included in selling, general and administrative expenses and were $44,284,000, $39,199,000 and $32,919,000 in 2006, 2005 and 2004, respectively.

Credit service charges, which are presented on a gross basis, are recognized as revenue as assessed to customers according to contract terms. The costs associated with credit approval, account servicing and collections are included in "selling, general and administrative" expenses.

Cost of Goods Sold:
The Company's "cost of goods sold" includes the direct costs of products sold, warehouse handling and transportation costs.

Selling, General and Administrative Expenses:
The Company's selling, general and administrative ("SG&A") expenses are comprised of advertising, selling, occupancy, delivery and administrative costs as well as certain warehouse expenses. The costs associated with our purchasing, warehousing, delivery and other distribution costs included in SG&A expense were approximately $84,404,000, $77,540,000 and $62,953,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Advertising Expense:
Advertising costs, which include television, radio, newspaper and other media advertising, are expensed upon first showing. The total amount of advertising costs included in other current assets was approximately $1,614,000 and $2,267,000 at December 31, 2006 and 2005. The Company incurred approximately $62,209,000, $59,667,000 and $57,712,000 in advertising expense during 2006, 2005 and 2004, respectively.

Deferred Escalating Minimum Rent:
Certain of Havertys' operating leases contain predetermined fixed escalations of the minimum rentals during the term of the lease. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease, beginning with the point at which we obtain control and possession of the leased properties, and record the difference between the amounts charged to operations and amounts paid as deferred escalating minimum rent. Any lease incentives received by Havertys are deferred and subsequently amortized over a straight-line basis over the life of the lease as a reduction of rent expense. The liability for deferred escalating minimum rent is included as a component of other long-term liabilities and totaled $10,100,000 and $9,289,000 at December 31, 2006 and 2005, respectively.

Interest expense, net:
Interest expense is comprised of amounts incurred related to the debt obligations of the Company, net of the amortization of the discount for interest-free credit programs discussed in Note 3 and minor amounts of interest income. Amortization of the discount on receivables was approximately $3,645,000, $2,340,000 and $1,170,000 during the years ended December 31, 2006, 2005 and 2004, respectively. Interest income of approximately $208,000, $224,000 and $327,000 is included in the amounts for 2006, 2005 and 2004, respectively. We capitalized interest costs for real estate projects while under construction of approximately $299,000 during 2006 and $400,000 during 2005 and 2004.

We do not have any derivative financial instruments at December 31, 2006.

Other (income) expenses, net:
Other (income) expense, net includes any gains or losses on sales of land, property and equipment and miscellaneous income or expense items which are non-recurring in nature. Gains from the sales of land, property and equipment were approximately $1,267,000, $3,773,000 and $4,500,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Self Insurance:
We are self-insured, subject to certain retention limits, for losses related to general liability, workers' compensation and vehicle claims. The expected ultimate cost for claims incurred as of the balance sheet date is discounted and is recognized as a liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial estimates. The reserve for self insurance is included in accrued liabilities and totaled $4,965,000 and $4,422,000 at December 31, 2006 and 2005, respectively.

Fair Values of Financial Instruments:
Our financial instruments consist of cash, accounts receivable, accounts payable and long-term debt. The fair values of cash, accounts receivable and accounts payable approximate their carrying values. The fair value of long-term debt and lease obligations, which was $52,019,000 at December 31, 2006, was determined using quoted market prices for debt of the same remaining maturity with similar characteristics.

Impairment of Long-Lived Assets:
We periodically review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. An impairment charge is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. Such charge includes any estimated loss on the sale of land and buildings, the book value of abandoned leasehold improvements and a provision for future lease obligations, less estimated sublease income. Prior to January 1, 2003, when we committed to relocate or close a store or warehouse within the next twelve months, the estimated unrecoverable costs were charged to expense. We adopted FASB Statement No. 146 effective January 1, 2003, and accordingly, expense is now recognized when leased facilities are exited. Impairment losses and changes in previously estimated losses are included in occupancy expenses within SG&A in the Consolidated Statements of Income.

Earnings Per Share:
We report our earnings per share using the two class method as required by the Emerging Issues Task Force (EITF) Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, "Earnings Per Share (SFAS 128)." EITF 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their contractual rights. See Note 10 for further discussion.

The effective result of EITF 03-6 is that the basic earnings per share for the Common stock is approximately 105% of the basic earnings per share of the Class A Common Stock. The amount of earnings used in calculating diluted earnings per share of Common Stock is equal to net income since the Class A shares are assumed to be converted. Diluted earnings per share of Class A Common Stock includes the effect of dilutive common stock options which reduces the amount of undistributed earnings allocated to the Class A Common Stock. See Note 13 for the computational components of basic and diluted earnings per share.

Note 2, New Accounting Standards:

Recently Issued Standards:
In September 2006, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. We do not expect the adoption of SFAS 157 to have a material impact on our Consolidated Financial Statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective January 1, 2007. We have not yet completed our analysis of the impact of adoption, however we do not expect FIN 48 will have a material impact on our Consolidated Financial Statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after January 1, 2007. We do not expect the adoption of SFAS 155 to have a material impact on our Consolidated Financial Statements.

Recently Adopted Standards:
In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106 and 132R" ("SFAS 158"). SFAS 158 requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the company's fiscal year-end; and (4) provide enhanced disclosures. The provisions of SFAS 158 are effective for our year ended December 31, 2006. For additional information about the impact of SFAS 158 on our defined pension and other postretirement benefit plans, refer to Note 11.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," (APB 20) and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." The statement requires a voluntary change in accounting principle to be applied retrospectively to all prior period financial statements so that those financial statements are presented as if the current accounting principle had always been applied. APB 20 previously required most voluntary changes in accounting principle to be recognized by including in net income of the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS 154 carries forward, without change, the guidance contained in APB 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 was effective January 1, 2006 and we have had no voluntary changes in accounting principle since SFAS 154 became effective.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," (Statement 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123). Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25) and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

We adopted Statement 123(R) on January 1, 2006 and applied the modified prospective transition method. Under this method, we (1) did not restate any prior periods and (2) are recognizing compensation for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare our Statement 123 pro forma disclosures. For additional information about the pro forma effect of recording our stock-based compensation plans under the fair value method of Statement 123, see Note 12.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs and wasted materials (spoilage) requiring that those items be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads be based on normal capacity of production facilities. SFAS 151 was effective January 1, 2006 and did not have a material impact on our Consolidated Financial Statements.

Note 3, Accounts Receivable:

Amounts financed under our credit programs were, as a percent of net sales, approximately 16% in 2006 and 21% in 2005 and 2004. Accounts receivable are shown net of the allowance for doubtful accounts of $1,900,000 and $2,400,000 at December 31, 2006 and 2005, respectively, and net of discounts for interest free credit programs discussed below. Accounts receivable terms vary as to payment terms (30 days to five years) and interest rates (0% to 21%) and are generally collateralized by the merchandise sold. Interest assessments are continued on past-due accounts but not "interest on interest."

We make available to customers interest free credit programs, which generally range from 3 to 24 months. In connection with these programs which are greater than 12 months, we are required to discount payments to be received over the life of the interest free credit program. On the basis of the credit worthiness of the customers and our low delinquency rates under these programs, we discount the receivables utilizing the prime rate of interest at the date of sale. The discount is recorded as a contra receivable and is amortized to net interest expense over the life of the receivable. If the credit worthiness of our customers or the delinquency rates under these interest free programs change significantly, we may adjust the rate at which we discount such receivables in the future. The unamortized discounts were $2,257,000 and $1,646,000 at December 31, 2006 and 2005, respectively.

Accounts receivable balances resulting from certain credit promotions have scheduled payment amounts which extend beyond one year. These receivable balances have been historically collected at a rate faster than the scheduled rate. The portion of accounts receivable classified as long-term in the accompanying Consolidated Balance Sheets are determined based on our historical collection rate for those credit promotions which are generally repaid earlier than the scheduled date. The amounts due per the scheduled payment dates which are not reduced for unamortized discounts are as follows: $60,889,000 in 2007; $17,643,000 in 2008; $3,516,000 in 2009 and $945,000 in 2010 for receivables outstanding at December 31, 2006.

We provide an allowance for doubtful accounts utilizing a methodology which considers the balances in problem and delinquent categories of accounts, historical write-offs and management judgment. Delinquent accounts are generally written off automatically after the passage of nine months without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of a discharged bankruptcy or other circumstances that make further collections unlikely. We assess the adequacy of the allowance account at the end of each quarter.

We believe that the carrying value of existing customer receivables, net of allowances, approximates fair value because of their short average maturity and estimated bad debt losses have been reserved. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising our account base and their dispersion across 17 states.

Note 4, Inventories:

Inventories are measured using the last-in, first-out (LIFO) method of inventory valuation because it results in a better matching of current costs and revenues. The excess of current cost over such carrying value of inventories was approximately $16,104,000 and $15,062,000 at December 31, 2006 and 2005, respectively. Use of the LIFO valuation method as compared to the FIFO method had the effect of decreasing diluted earnings per common share by $0.03 in 2006 and 2005 and $0.02 in 2004, assuming our effective tax rates were applied to the resulting changes in income caused by the change in LIFO and no other changes were made. In 2006, for disclosure purposes, certain vendor consideration which was separately accounted for in our inventory valuation since 2004 was reclassified to the FIFO and LIFO basis of inventory. This reclassification had no impact on reported cost of sales or the valuation of inventory in our consolidated balance sheets. The effect of this reclassification reduced our FIFO inventory and was offset by a reduction in our LIFO reserve.

Note 5, Property and Equipment:

Property and equipment are summarized as follows:

(In thousands)	2006	2005
Land and improvements	$ 47,103	$ 47,338
Buildings and improvements	212,357	195,382
Furniture and fixtures	72,562	70,307
Equipment	33,637	30,014
Buildings and equipment under capital lease	3,266	—
Construction in progress	3,731	11,299
	372,656	354,340
Less accumulated depreciation	(151,266)	(136,949)
Less accumulated capital lease amortization	(145)	—
Property and equipment, net	$ 221,245	$ 217,391

Note 6, Credit Arrangements:

At December 31, 2006, Havertys had $80,000,000 of bank revolving credit facilities with a group of banks comprised of two agreements terminating in August 2010. Havertys owed $12,600,000 under these facilities which was all classified as short-term debt at December 31, 2006. Amounts available are reduced by outstanding letters of credit which were $5,403,000 at December 31, 2006. The facilities also have provisions for commitment fees.

The weighted average stated interest rate for these outstanding borrowings at December 31, 2006 was 6.34%.

Note 7, Accrued Liabilities:

Accrued liabilities consist of the following:

(In thousands)	2006	2005
Employee compensation, related taxes and benefits	$ 15,989	$ 15,301
Taxes other than income and withholding	9,186	9,876
Self-insurance reserves	4,965	4,422
Other	11,020	14,044
	$ 41,160	$ 43,643

Note 8, Income Taxes:

Income tax expense (benefit) consists of the following:

(In thousands)	2006	2005	2004
Current			
Federal	$ 12,077	$ 8,419	$ 11,476
State	1,417	789	1,134
	13,494	9,208	12,610
Deferred			
Federal	(3,448)	(604)	624
State	(422)	(104)	62
	(3,870)	(708)	686
	$ 9,624	$ 8,500	$ 13,296

The differences between income tax expense in the accompanying Consolidated Financial Statements and the amount computed by applying the statutory Federal income tax rate is as follows:

(In thousands)	2006	2005	2004
Statutory rates applied to income before income taxes	$ 8,968	$ 8,244	$ 12,576
State income taxes, net of Federal tax benefit	647	445	777
Other	9	(189)	(57)
	$ 9,624	$ 8,500	$ 13,296

Deferred tax assets and liabilities as of December 31, 2006 and 2005 were as follows:

(In thousands)	2006	2005
Deferred tax assets:		
Accrued liabilities	$ 4,697	$ 1,054
Net property and equipment	4,098	1,888
Leases	3,738	3,416
Other comprehensive income	421	509
Total deferred tax assets	12,954	6,867
Deferred tax liabilities:		
Accounts receivable related	724	607
Inventory related	4,099	1,243
Other	1,211	818
Total deferred tax liabilities	6,034	2,668
Net deferred tax assets	$ 6,920	$ 4,199

The amounts per the preceding table are grouped based on broad categories of items that generate the deferred tax assets and liabilities. Deferred tax assets and deferred tax liabilities which are current are netted against each other as are non-current deferred tax assets and non-current deferred liabilities as they relate to each tax-paying component in accordance with SFAS No. 109, "Accounting for Income Taxes" for presentation on the balance sheets. These are detailed in the following table:

(In thousands)	2006	2005
Current assets (liabilities):		
Current deferred assets	$ 3,814	$ 4,181
Current deferred liabilities	(1,779)	(1,806)
	2,035	2,375
Non-current assets (liabilities):		
Non-current deferred assets	11,733	5,809
Non-current deferred liabilities	(6,848)	(3,985)
	4,885	1,824
Net deferred tax assets	$ 6,920	$ 4,199

Note 9, Long-term Debt and Lease Obligations:

Long-term debt and lease obligations are summarized as follows:

(In thousands)	2006	2005
Revolving credit notes [a]	$ —	$ —
Unsecured term note [b]	—	4,000
7.95% unsecured term note [c]	8,000	9,000
7.44% unsecured term note [d]	5,000	7,500
7.16% unsecured term note [e]	2,143	6,429
7.78% secured debt [f]	15,879	17,232
Lease obligations [g]	6,827	—
	37,849	44,161
Less portion classified as current	10,334	13,139
	$ 27,515	$ 31,022

(a) The Company has revolving credit facilities as described in Note 6. Borrowings under these facilities have a floating rate of interest of LIBOR plus a spread which is based on a fixed charge coverage ratio and mature in 2010.

(b) The term note was payable in quarterly installments of $1,000,000 plus interest and matured in November 2006. The note had a floating rate of interest of LIBOR plus 0.7%.

(c) The note is payable in semi-annual installments of $500,000, increasing to $2,000,000 commencing in February 2007. The note matures in August 2008 and interest is payable quarterly.

(d) The note is payable in semi-annual installments of

$1,250,000 plus interest payable quarterly and matures in October 2008.

(e) The note is payable in semi-annual installments of $2,143,000 plus interest payable quarterly and matures in April 2007.

(f) This debt is recorded in accordance with the consolidation requirements of FIN 46. The debt is a mortgage note with semi-annual payments of interest and principal of $1,332,000 and matures in April 2009 with a balloon payment of $12,000,000. Property with a net book value at December 31, 2006 of $20,490,000 is pledged as collateral on this debt.

(g) Lease obligations are related to two retail stores with a net book value of $8,433,000 at December 31, 2006.

Our debt agreements require, among other things, that we: (a) meet certain working capital requirements; (b) limit the type and amount of indebtedness incurred; (c) limit operating lease rentals; and (d) grant certain lenders identical security for any liens placed upon our assets, other than those liens specifically permitted in the loan agreements. The debt agreements also contain cross-default provisions. Covenants under the revolving credit notes include tests for minimum fixed charge coverage and maximum levels of adjusted debt to total adjusted capital. We are in compliance with the covenants of the debt agreements and revolving notes at December 31, 2006.

The aggregate maturities of long-term debt and lease obligations during the five years subsequent to December 31, 2006 are as follows: 2007 - $10,334,000; 2008- $8,324,000; 2009 - $13,117,000; 2010 - $317,000; 2011 - $377,000; and $5,380,000 thereafter.

Cash payments for interest were $3,937,000, $4,242,000 and $5,595,000 in 2006, 2005 and 2004, respectively.

Note 10, Stockholders' Equity:

Common Stock has a preferential dividend rate of at least 105% of the dividend paid on Class A Common Stock. Class A Common Stock has greater voting rights which include: voting as a separate class for the election of 75% of the total number of directors of the Company and on all other matters subject to shareholder vote, each share of Class A Common Stock has ten votes and votes with the Common Stock as a single class. Class A Common Stock is convertible at the holder's option at any time into Common Stock on a 1-for-1 basis; Common Stock is not convertible into Class A Common Stock. There is no present plan for issuance of Preferred Stock.

Note 11, BenefitsPlans:

We have a defined benefit pension plan covering substantially all employees hired on or before December 31, 2005. The pension plan was closed to any employees hired after that date. The benefits are based on years of service and the employee's final average compensation. Effective January 1, 2007, there will be no new benefits earned under this plan for additional years of service after December 31, 2006. All current participants in the plan will keep any and all benefits that they have accrued up until December 31, 2006, provided that they are vested at the time their employment ends.

Havertys also has a non-qualified, non-contributory supplemental executive retirement plan (SERP) which covers two retired executive officers. The SERP provides annual supplemental retirement benefits to the executives amounting to 55% of final average earnings less benefits payable from our defined benefit pension plan and Social Security benefits. We also have a non-qualified, non-contributory SERP for employees whose retirement benefits are reduced due to their annual compensation levels. The total amount of annual retirement benefits per the plans that may be paid to an eligible participant in the SERP from all sources (Retirement Plan, Social Security and the SERP) may not exceed $125,000. Under these supplemental plans, which are not funded, we pay benefits directly to covered participants beginning at their retirement.

Notes

To Consolidated Financial Statements

The following table summarizes information about our pension and supplemental retirement plans subsequent to the adoption of Statement 158.

(In thousands)	Defined Benefit Plan 2006	Defined Benefit Plan 2005	Supplemental Plans 2006	Supplemental Plans 2005
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 65,097	$ 57,536	$ 2,884	$ 2,842
Service cost	3,343	3,030	74	68
Interest cost	3,630	3,343	183	157
Actuarial losses	18	3,846	203	90
Curtailment gain	(9,176)	—	—	—
Amendment	—	—	2,046	—
Benefits paid	(2,414)	(2,658)	(278)	(273)
Benefit obligation at end of year	60,498	65,097	5,112	2,884
Change in plan assets:				
Fair value of plan assets at beginning of year	60,294	56,110	—	—
Employer contribution	—	6,000	278	273
Actual return on plan assets	6,279	842	—	—
Benefits paid	(2,414)	(2,658)	(278)	(273)
Fair value of plan assets at end of year	64,159	60,294	—	—
Funded status of the Plan over (under) funded	$ 3,661	$ (4,803)	$ (5,112)	$ (2,884)
Unrecognized actuarial loss		11,405		483
Unrecognized prior service cost		331		96
Net amount recognized		$ 6,933		$ (2,305)
Accumulated benefit obligations	$ 60,498	$ 55,689	$ 4,851	$ 2,884

Amounts recognized in accumulated other comprehensive loss consist of:

(In thousands)	Defined Benefit Plan 2006	Defined Benefit Plan 2005	Supplemental Plans 2006	Supplemental Plans 2005
Prior service cost	$ —	$ N/A	$ (2,108)	$ N/A
Net actuarial loss	(31)	N/A	(671)	168
	$ (31)		$ (2,779)	

Net pension cost included the following components:

(In thousands)	Defined Benefit Plan 2006	2005	2004	Supplemental Plans 2006	2005	2004
Service cost-benefits earned during the period	$ 3,343	$ 3,030	$ 2,529	$ 74	$ 68	$ 57
Interest cost on projected benefit obligation	3,630	3,344	3,138	183	157	168
Expected return on plan assets	(4,452)	(4,119)	(3,915)	—	—	—
Amortization of prior service cost	123	142	133	34	5	5
Amortization of actuarial gain	389	15	—	15	9	8
Net periodic cost	3,033	2,412	1,885	306	239	238
Curtailment loss	208	—	—	—	—	—
Net pension costs	$ 3,241	$ 2,412	$ 1,885	$ 306	$ 239	$ 238

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic cost in 2007 is approximately $227,000 for the supplemental retirement plans.

Assumptions

The Company uses a measurement date of December 31 for its pension and other benefit plans. Weighted-average assumptions used to determine benefit obligations at December 31:

	2006	2005
Discount rate	5.75%	5.75%
Rate of compensation increase	3.50%	3.50%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2006	2005
Discount rate	5.75%	5.75%
Expected long-term return on plan assets	7.50%	7.50%
Rate of compensation increase	3.50%	2.75%

To develop the expected long-term rate of return on assets assumption, the historical returns and the future expectations for returns for each asset class was considered, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 7.50% long-term rate of return on assets assumption.

Plan Assets

The pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

Asset Category	2006	2005
Equity securities	62%	60%
Debt securities	36%	38%
Cash	2%	2%
Total	100%	100%

Investment Objectives and Asset Strategy

The Board of Director's Executive Compensation and Employee Benefits Committee (the "Compensation Committee") is responsible for administering Havertys' pension plan. The primary investment objective of the plan is to ensure, over its long term life, an adequate pool of assets to support the benefit obligations to participants, retirees and beneficiaries. An important secondary objective of the plan is to be able to improve the plan's funded status therefore reducing employer contributions. In meeting these objectives, the Compensation Committee seeks to achieve a high level of investment return consistent with a prudent level of portfolio risk.

The assets of the plan are being invested according to the following asset allocation guidelines, established to reflect the growth expectations and risk tolerance of the Compensation Committee.

Security Class	Strategic Target	Tactical Range
Equity:		
Domestic Equity –		
Diversified Portfolio	50%	40.0% — 60.0%
Haverty Common Stock	10%	5.0% — 15.0%
Total Equity	60%	50.0% — 70.0%
U.S. Fixed Income	40%	30.0% — 50.0%
Cash	0%	0.0% — 10.0%
Total Fund	100%	

The plan's equity securities include 203,500 shares of Havertys' Class A Common Stock with an aggregate fair value of $3,024,000 (4.7 % of total plan assets) at December 31, 2006. The plan received $50,900 in dividends from these shares in 2006.

The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year(s)	Pension Benefits	Supplemental Plans
2007	$ 2,700	$ 280
2008	2,900	280
2009	3,000	270
2010	3,200	250
2011	3,300	260
2012-2016	21,000	1,190

The effect of applying Statement 158 (see Note 2) on individual line items in the Consolidated Balance Sheet as of December 31, 2006 was as follows: a reduction in other assets of $1,227,000, an increase in total liabilities of $260,000, and an increase in accumulated other comprehensive loss of $1,487,000.

Other Plans

Havertys has an employee savings/retirement (401k) plan to which substantially all employees may contribute. We matched employee contributions to the extent of 50% of the first 2% of eligible pay and 25% of the next 4% contributed by participants. We expensed approximately $1,476,000 in 2006, $1,306,000 in 2005 and $1,416,000 in 2004 in matching employer contributions under this plan.

Effective January 1, 2007, the Company will increase its matching contribution to 100% of the first 1% of eligible pay and 50% of the next 5% contributed by participants. This represents an increase in the maximum match from 2% to 3.5% of eligible pay. The Company will also contribute an additional 2% of eligible pay to those individuals with at least 10 years of service and whose age plus years of service equal 65 on December 31, 2006. These contributions will be made at the end of each calendar year of the eligible participant's employment beginning on December 31, 2007 and continuing until further notice by the Company. The additional deposits will be made into the 401(k) accounts of these individuals because they have less time to benefit from the newly increased 401(k) Company match to offset the benefit freeze as of December 31, 2006 under the defined benefit plan.

Havertys offers no post-retirement benefits other than the plans discussed above and no significant post-employment benefits.

Note 12, Stock Based Compensation Plans:

We adopted Statement 123(R) on January 1, 2006 and applied the modified prospective transition method. Under this method, we (1) did not restate any prior periods and (2) are recognizing compensation for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare our Statement 123 pro forma disclosures.

At December 31, 2006, we have options and awards outstanding under two stock-based employee compensation plans. As permitted by Statement 123, we had previously accounted for share-based payments to employees using Opinion 25's intrinsic value method. Accordingly, no stock-based employee compensation cost for any options were reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

On August 18, 2005, the Board of Directors of Havertys, upon the recommendation of the Compensation Committee, approved the acceleration of vesting of all "out-of-the-money", unvested stock options held by current employees, including executive officers and certain employee directors. An option was considered out-of-the-money if the stated option exercise price was greater than $12.57, the closing price of Havertys' common stock on August 18, 2005. Options to purchase approximately 482,650 shares of common stock, which otherwise would have vested on a yearly basis through 2008 became immediately exercisable. The weighted average exercise price of the accelerated options is $17.49. The decision to initiate the acceleration was made primarily to reduce compensation expense that would be expected to be recorded in future periods following our adoption on January 1, 2006 of Statement 123(R). As a result of the acceleration, we reduced this expected compensation expense, net of tax, by a total of approximately $3,700,000 (approximately $2,000,000 in 2006, $1,100,000 in 2007, and $600,000 in 2008). These amounts are based on fair value calculations using the Black-Scholes methodology.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of Statement 123(R) to stock-based employee compensation (in thousands, except per share amounts). Restricted stock compensation is charged to expense over the vesting periods of the grants.

	2006	2005
Net income, as reported	$ 15,054	$ 22,636
Reported stock-based compensation expense, net of tax	630	70
Pro forma stock-based employee compensation expense, net of tax	(6,394)	(2,837)
Pro forma net income	$ 9,290	$ 19,869
Earnings per share:		
As reported:		
Basic:		
Common	$ 0.67	$ 1.01
Class A	$ 0.63	$ 0.96
Diluted:		
Common	$ 0.66	$ 0.98
Class A	$ 0.63	$ 0.94
Pro Forma:		
Basic:		
Common	$ 0.42	$ 0.89
Class A	$ 0.39	$ 0.84
Diluted:		
Common	$ 0.41	$ 0.87
Class A	$ 0.39	$ 0.84

The Compensation Committee serves as Administrator for Havertys' stock based compensation plans. Our stockholders approved the 2004 Long Term Incentive Plan (the "2004 LTIP Plan") which provides greater flexibility and a wider array of equity compensation vehicles than the 1998 Stock Option Plan (the "1998 Plan"). Awards and options are granted by the Compensation Committee to officers and non-officer employees. As of December 31, 2006, the maximum number of option shares which may be granted under the 1998 Plan was 164,200, and 812,200 shares were available for awards and options under the 2004 LTIP Plan.

The table below summarizes options and restricted awards activity for the past three years under the Company's Plans.

	Option Shares	Weighted Average Grant Price	Restricted Shares	Weighted Average Award Price
Outstanding at December 31, 2003	2,691,500	$ 14.53	—	—
Granted	91,700	17.22	177,750	$ 17.35
Exercised	(285,200)	12.04	—	—
Forfeited	(41,500)	15.65	—	—
Outstanding at December 31, 2004	2,456,500	14.90	177,750	17.35
Granted	7,500	14.36	8,150	12.34
Exercised or restrictions lapsed	(41,000)	10.79	(20,650)	19.95
Forfeited	(78,300)	16.22	(6,950)	17.01
Outstanding at December 31, 2005	2,344,700	14.92	158,300	16.77
Granted	—	—	129,750	14.09
Exercised or restrictions lapsed	(177,600)	11.85	(61,325)	17.00
Forfeited	(75,700)	18.01	(8,150)	15.48
Outstanding at December 31, 2006	2,091,400	$ 15.07	218,575	$ 15.33
Exercisable at December 31, 2006	2,091,400	$ 15.07		
Exercisable at December 31, 2005	2,344,700	$ 14.92		
Exercisable at December 31, 2004	1,438,200	$ 13.47		

All of the options and restricted awards outstanding at December 31, 2006 were for Common Stock. Exercise prices for options outstanding as of December 31, 2006 ranged from $6.94 to $20.75.

The following table summarizes information about the stock options outstanding as of December 31, 2006:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$ 6.94 - 10.13	117,900	1.9	$ 9.88
10.81 - 15.94	1,463,800	4.5	13.82
17.01 - 20.75	509,700	4.3	19.85
$ 6.94 - 20.75	2,091,400	4.3	$ 15.07

Options granted before December 1, 2003 have maximum terms of 10 years and grants after that date have maximum terms of 7 years.

We transitioned from the use of options to restricted stock awards in our long-term incentive compensation strategy and accordingly, many participants received a mix of stock options and restricted stock awards in 2004 and only restricted stock awards in 2006.

Grants of restricted common stock are made to certain officers, key employees and members of the board of directors under the 2004 LTIP Plan. The forfeiture provisions on the awards generally expire annually, over periods not exceeding four years. The compensation is being charged to selling, general and administrative expense over the respective shares vesting period on a straight-line basis and was $1,284,000, $1,028,000 and $113,000 in 2006, 2005 and 2004, respectively. As of December 31, 2006, the total compensation cost related to unvested restricted stock awards was $2,343,000 and is expected to be recognized over a weighted-average period of 3.5 years.

Pro forma information regarding net income and earnings per share required by FAS 123 is provided earlier in this Note. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The weighted-average fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	3.6%	3.5%
Expected life in years	5.0	5.0
Expected volatility	45.6%	45.6%
Expected dividend yield	1.4%	1.4%
Estimated fair value of options granted per share	$ 5.66	$ 6.77

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of Havertys' employee stock options.

Note 13, Earnings Per Share:

The following is a reconciliation of the number of shares used in calculating the diluted earnings per share for Common Stock under SFAS 128 and EITF 03-6 (shares in thousands):

	2006	2005	2004
Common:			
Weighted average shares outstanding	18,336	18,301	18,227
Assumed conversion of Class A Common shares	4,247	4,310	4,343
Dilutive options, awards and common stock equivalents	312	156	513
Total weighted-average diluted Common shares	22,895	22,767	23,083

	2006	2005	2004
Basic earnings per share:			
Common Stock	$ 0.72	$ 0.67	$ 1.01
Class A Common Stock	$ 0.67	$ 0.63	$ 0.96
Diluted earnings per share:			
Common Stock	$ 0.70	$ 0.66	$ 0.98
Class A Common Stock	$ 0.67	$ 0.63	$ 0.94

During 2006, options outstanding for 995,277 shares and their related exercise prices of $15.94 to $20.75 were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidilutive.

Note 14, Commitments:

We lease certain property and equipment. Initial lease terms range from 5 years to 30 years and certain leases contain renewal options ranging from 1 to 25 years or provide for options to purchase the related property at fair market value or at predetermined purchase prices. The leases generally require Havertys to pay all maintenance, property taxes and insurance costs.

(In thousands)	Operating Leases
2007	$ 30,761
2008	30,661
2009	28,471
2010	25,102
2011	22,554
Subsequent to 2011	167,057
Total minimum payments	304,606
Less total minimum sublease rentals	(4,412)
Net minimum lease payments	$ 300,194

Step rent and escalation clauses and other lease concessions (free rent periods) are taken into account in computing lease expense on a straight-line basis. Lease concessions for capital improvements have not been significant, but are recorded as a reduction of expense over the term of the lease. Net rental expense applicable to operating leases consisted of the following:

(In thousands)	2006	2005	2004
Property			
Minimum	$ 27,577	$ 26,139	$ 25,800
Additional rentals based on sales	842	600	847
Sublease income	(1,342)	(1,681)	(2,172)
	27,077	25,058	24,475
Equipment	2,918	3,292	3,101
	$ 29,995	$ 28,350	$ 27,576

Note 15, Supplemental Cash Flow Information:

Income Taxes Paid

We paid state and federal income taxes of $11,943,000, $14,479,000 and $11,164,000 for 2006, 2005 and 2004, respectively. We also received income tax refunds of $3,522,000, $84,000 and $175,000 in 2006, 2005 and 2004, respectively.

Non-Cash Transactions

We increased property and equipment and debt and lease obligations by approximately $5,559,000 in 2006.

We recorded the tax benefits related to our share-based plans as a reduction of our income tax liability and as additional paid-in capital in the amount of $399,000, $40,000 and $434,000 for 2006, 2005 and 2004, respectively.

Note 16, Selected Quarterly Financial Data (Unaudited):

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2006 and 2005 (in thousands, except per share data):

	2006 Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$ 209,089	$ 211,034	$ 222,940	$ 216,038
Gross profit	104,774	103,891	109,048	108,442
Credit service charges	762	692	682	687
Net income	5,103	3,591	4,136	3,170
Basic earnings per share:				
Common	0.23	0.16	0.18	0.14
Class A Common	0.22	0.15	0.17	0.13
Diluted earnings per share:				
Common	0.23	0.16	0.18	0.14
Class A Common	0.22	0.15	0.17	0.13

	2005 Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$ 207,634	$ 192,394	$ 202,044	$ 225,587
Gross profit	98,683	91,546	96,097	109,241
Credit service charges	989	875	837	805
Net income	3,174	1,309	3,816	6,755
Basic earnings per share:				
Common	0.14	0.06	0.17	0.30
Class A Common	0.13	0.05	0.16	0.29
Diluted earnings per share:				
Common	0.14	0.06	0.17	0.30
Class A Common	0.13	0.05	0.16	0.29

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

Note 17, Market Prices and Dividend Information:

Our two classes of common stock trade on The New York Stock Exchange ("NYSE"). The trading symbol for the Common Stock is HVT and for Class A Common Stock is HVT.A The table below sets forth the high and low sales prices per share as reported on the NYSE and the dividends paid for the last two years:

		2006					
		Common Stock			Class A Common Stock		
Quarter Ended		High	Low	Dividend Declared	High	Low	Dividend Declared
March	31	$ 15.45	$ 12.66	$ 0.0675	$ 15.00	$ 12.93	$ 0.0625
June	30	16.55	13.70	0.0675	16.30	14.00	0.0625
September	30	17.15	13.44	0.0675	17.01	13.50	0.0625
December	31	17.04	13.67	0.0675	16.85	13.75	0.0625

		2005					
		Common Stock			Class A Common Stock		
Quarter Ended		High	Low	Dividend Declared	High	Low	Dividend Declared
March	31	$ 18.60	$ 15.05	$ 0.0625	$ 18.00	$ 15.10	$ 0.0575
June	30	16.89	13.00	0.0625	16.80	13.37	0.0575
September	30	14.94	11.95	0.0625	13.87	12.10	0.0575
December	31	14.23	11.53	0.0675	13.77	11.92	0.0625

Based on the number of individual participants represented by security position listings, there are approximately 3,000 holders of the Common Stock and 200 holders of the Class A Common Stock.

Schedule II – Valuation and Qualifying Accounts
Haverty Furniture Companies, Inc. and Subsidiaries:

Column A	Column B	Column C	Column D	Column E
(In thousands)	Balance at beginning of period	Additions charged to costs and expenses	Deductions-describe (1)(2)	Balance at end of period
Year ended December 31, 2006:				
Allowance for doubtful accounts	$ 2,400	$ 656	$ 1,156	$ 1,900
Reserve for cancelled sales and allowances	$ 1,575	$ 15,269	$ 15,369	$ 1,475
Year ended December 31, 2005:				
Allowance for doubtful accounts	$ 2,950	$ 1,011	$ 1,561	$ 2,400
Reserve for cancelled sales and allowances	$ 1,500	$ 14,850	$ 14,775	$ 1,575
Year ended December 31, 2004:				
Allowance for doubtful accounts	$ 4,500	$ 558	$ 2,108	$ 2,950
Reserve for cancelled sales and allowances	$ 1,800	$ 13,330	$ 13,630	$ 1,500

(1) Allowance for doubtful accounts: uncollectible accounts written off, net of recoveries and the disposal value of repossessions.

(2) Reserve for cancelled sales and allowances: impact of sales cancelled after delivery plus amount of allowance given to customers.

Directors and Officers

Board of Directors

Clarence H. Ridley [a]
Chairman of the Board
Haverty Furniture Companies, Inc.

John T. Glover [b]
Managing Partner
J&SG Investments LLP

Rawson Haverty, Jr.
Senior Vice President,
Real Estate and Development
Haverty Furniture Companies, Inc.

L. Phillip Humann [a][c]
Chairman of the Board
SunTrust Banks, Inc.

Mylle H. Mangum [a][c]
Chief Executive Officer
IBT Enterprises, LLC

Frank S. McGaughey, III [a][d]
Partner in the law firm of
Powell, Goldstein LLP

Terence F. McGuirk [c]
Chairman of the Board and President
Atlanta Braves;
Vice Chairman
Turner Broadcasting System, Inc.

Vicki R. Palmer [b][d]
Executive Vice President,
Financial Services and Administration
Coca-Cola Enterprises Inc.

Fred L. Schuermann [b][d]
Retired, former President and
Chief Executive Officer
Ladd Furniture, Inc.

Clarence H. Smith [a]
President and Chief Executive Officer
Haverty Furniture Companies, Inc.

Al Trujillo [d]
President and Chief Executive Officer
Recall Corporation

(a) Member of Executive Committee
(b) Member of Audit Committee
(c) Member of Executive Compensation and Employee Benefits Committee
(d) Member of Nominating and Corporate Governance Committee

Principal Corporate Officers

Clarence H. Ridley
Chairman of the Board

Clarence H. Smith
President and Chief Executive Officer

Steven G. Burdette
Senior Vice President, Operations

J. Edward Clary
Chief Information Officer

Thomas P. Curran
Senior Vice President, Advertising

Allan J. DeNiro
Chief People Officer

Dennis L. Fink
Executive Vice President
and Chief Financial Officer

Rawson Haverty, Jr.
Senior Vice President,
Real Estate and Development

Richard D. Gallagher
Vice President, Merchandising

Ben F. Koonce
General Manager,
Havertys Credit Services, Inc.

Steven M. Langer
Vice President, Supply Chain

Jenny Hill Parker
Vice President,
Secretary and Treasurer

Matt C. Scalf
Vice President, Import Services

Justin P. Seamonds
Vice President and Controller

Janet E. Taylor
Vice President and General Counsel

Bartel J. Vander Iest
Vice President, Internal Audit

M. Tony Wilkerson
Executive Vice President, Marketing

Regional Managers

J. Keith Fields
Mid South

John P. Gross
Eastern

Timothy E. Hart
Florida

Ramsey P. Jones
Georgia

John L. Gill
Texas

Locations

ALABAMA
Anniston
Birmingham (2)
Mobile
Montgomery
Tuscaloosa

ARKANSAS
Little Rock (2)
Pine Bluff



FLORIDA
Clearwater
Cocoa
Daytona Beach
Ft. Lauderdale
Ft. Myers
Ft. Pierce
Ft. Walton
Jacksonville (4)
Jensen Beach
Lakeland
Melbourne
Naples
Orlando (3)
Pensacola
Port Charlotte
Sarasota
Tallahassee
Tampa (4)
West Palm Beach

GEORGIA
Albany
Athens
Atlanta (11)
Augusta
Gainesville
Macon
Savannah

INDIANA
Indianapolis

KANSAS
Wichita

KENTUCKY
Bowling Green
Florence
Lexington
Louisville

LOUISIANA
Alexandria
Baton Rouge
Monroe
Shreveport

MARYLAND
Metro DC (2)



MISSISSIPPI
Hattiesburg
Jackson

MISSOURI
Springfield

NORTH CAROLINA
Asheville
Charlotte (2)
Durham
Fayetteville
Raleigh
Wilmington
Winston-Salem

OHIO
Cincinnati
Columbus

SOUTH CAROLINA
Charleston (2)
Columbia (2)



Florence
Greenville
Hilton Head

TENNESSEE
Knoxville
Memphis (2)
Murfreesboro
Nashville (2)

TEXAS
Abilene
Amarillo
Austin
Dallas (7)
Ft. Worth (3)
Longview
Lubbock
San Angelo
San Antonio (2)
Sherman
Tyler

VIRGINIA
Fredericksburg
Norfolk (2)
Richmond (2)
Roanoke
Metro DC (3)

2007 OPENINGS
Austin, TX
Huntsville, AL
Tampa, FL
Metro DC




Store Location
Regional Distribution Center
Home Delivery Center
2007 Openings



Design: Eye Integrated Communications - Greenville, NC; Photography: Louis Cahill - Atlanta



HAVERTYS

Haverty Furniture Companies, Inc.
780 Johnson Ferry Road
Suite 800
Atlanta, GA 30342
(404) 443-2900

END